Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GRIDSUM CORPORATION

GRIDSUM GROWTH INC.

AND

GRIDSUM HOLDING INC.

Dated as of September 30, 2020

i

ii

Schedules

Company Disclosure Schedule

Parent Disclosure Schedule

Exhibits

EXHIBIT A – Plan of Merger

iii

This AGREEMENT AND PLAN OF MERGER (including the exhibits and disclosure schedules attached hereto, this “Agreement”), dated as of September 30, 2020 by and among Gridsum Corporation, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), Gridsum Growth Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Merger Sub”), and Gridsum Holding Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties”.

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Companies Law (2020 Revision), as amended, of the Cayman Islands (the “Cayman Companies Law”) and the terms and conditions of this Agreement (the “Merger”), with the Company surviving the Merger and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board consisting of independent directors (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Securityholders), and declared it advisable, to enter into this Agreement and the Plan of Merger, (ii) approved the execution, delivery and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Merger, in each case in accordance with the Cayman Companies Law;

WHEREAS, the respective sole director of Parent and Merger Sub has each (i) determined that it is in the best interests for Parent and Merger Sub (as the case may be) to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and Parent, as the sole shareholder of Merger Sub, has authorized and approved this Agreement, the Plan of Merger and the Merger, in each case in accordance with the Cayman Companies Law;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Generation Gospel Limited, Guosheng Qi, Fairy Spirit Limited, Guofa Yu and Garden Enterprises Ltd. (each a “Rollover Securityholder”) and Parent have executed a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, the Rollover Securityholders will (i) vote all of the Company Shares held by them as of the date hereof, together with any other Company Shares acquired (whether beneficially or of record) by such Rollover Securityholders after the date hereof and prior to the earlier of the Effective Time and the termination of such Rollover Securityholders’ obligations thereunder, including any Company Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any Company Option or any Company RSU or the conversion of any convertible securities or otherwise, in favor of the authorization and approval of this Agreement, the Plan of Merger and the other transactions contemplated herein and (ii) agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of all Company Shares (including Company Shares represented by ADSs), Company RSUs and/or Company Options held by each of them (the “Rollover Securities”) in accordance with this Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINED TERMS AND INTERPRETATION

Section 1.1 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the NDA, which does not include any provision calling for any exclusive right to negotiate or having the effect of restricting the Company from satisfying its obligations under this Agreement.

(b) “Acquisition Proposal” shall mean any proposal or offer with respect to any transaction or a series of related transactions relating to (i) the acquisition, directly or indirectly, of twenty percent (20%) or more of the Equity Interests in the Company (by vote or by value) by any Person, (ii) any merger, consolidation, business combination, amalgamation, scheme of arrangement, reorganization, share exchange, sale, lease, license, exchange, transfer or other disposition of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Person acquiring assets or business of the Company (including share capital of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Person, directly or indirectly, of any Equity Interest in any entity that would result in such Person holding assets representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Person beneficially owning directly or indirectly twenty percent (20%) or more of the outstanding Company Shares (by vote or by value) and any other voting securities of the Company, or (v) any combination of the foregoing, in each case other than the Merger.

(c) “ADSs” shall mean the Company’s American depositary shares, each representing one Class B Ordinary Share.

(d) “Affiliate” of a Person shall mean any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or as trustee or executor, by Contract or otherwise.

(e) “Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement.

(f) “Business Day” shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of New York, Cayman Islands, Hong Kong or PRC or is a day on which banking institutions located in New York, Cayman Islands, Hong Kong or PRC are authorized or required by Law or other action of any Governmental Entity to close.

(g) “Class A Ordinary Share” means the shares of the Company that are designated as “Class A ordinary shares” with a par value of $0.001 per share.

(h) “Class B Ordinary Share” means the shares of the Company that are designated as “Class B ordinary shares” with a par value of $0.001 per share.

(i) “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(j) “Company Disclosure Schedule” shall mean the disclosure schedule, dated as of the date of this Agreement and delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section, and (ii) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect).

(k) “Company IP Rights” means (a) any and all Intellectual Property used in or necessary to the conduct of the business of the Company or any Company Subsidiary as currently conducted, and (b) any and all other Company-Owned IP Rights.

(l) “Company IT Systems” shall mean all computer and information technology systems, platforms and networks owned by the Company or any Company Subsidiary or used or held for use in the conduct of any business of the Company or any Company Subsidiary, as currently conducted and as currently proposed to be conducted, including Company Software, Software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, network equipment, information technology, mobile and other platforms, peripherals computer systems, and computerized, automated, or other similar systems, platforms, and networks, in each case, whether outsourced or not, as well as data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

(m) “Company Material Adverse Effect” shall mean any fact, event, circumstance, development, condition, change, occurrence or effect (any such item, an “Effect”) that has or would reasonably be expected to have, individually or in the aggregate with all other Effect a material adverse effect on (i) the business, properties, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole or (ii) the ability of the Company to perform prior to the End Date (as the same may be extended in accordance with this Agreement) its obligations hereunder and consummate the transactions contemplated by this Agreement in accordance with its terms; provided that no Effect arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred: (A) changes in the financial, credit or securities markets in the U.S., the PRC or any other country or region in which the Company or any of its Subsidiaries has business operations, including changes in interest rates, foreign exchange rates and sovereign credit ratings; (B) changes in GAAP, any interpretation thereof, regulatory accounting requirements or changes in Laws that are applicable to the Company or any Company Subsidiary, in each case after the date hereof; (C) changes that are the result of factors generally affecting the principal industries or markets in which the Company and the Company Subsidiaries operate; (D) the negotiation, execution or announcement of this Agreement and the transactions contemplated hereby (including the Merger), including any Transaction Litigation arising therefrom and any adverse change in relationships with any customer, employee (including employee departures), supplier, financing source or joint venture partner, including as a result of the identity of Parent or the Rollover Securityholders; (E) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God, natural disasters, epidemics, pandemics (including COVID-19); (G) the failure by the Company or any Company Subsidiary to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (H) any change resulting or arising from the identity of, or any facts, events, circumstances, developments, conditions, changes, occurrences or effects relating to, Parent, Merger Sub or any of their respective Affiliates (other than the Company and its Subsidiaries); (I) actions or omissions of the Company or any of its Subsidiaries taken (x) as required by this Agreement, (y) with the written consent or request of Parent, Merger Sub, or Rollover Securityholders; or (J) any breach of this Agreement by Parent or Merger Sub; provided that Effects set forth in clauses (A), (B), (C) and (F) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and the Company Subsidiaries conduct their business.

(n) “Company Memorandum and Articles” shall mean the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company adopted by special resolution passed on February 2, 2016 which became effective upon completion of the Company’s initial public offering of Class B Ordinary Shares represented by ADSs.

(o) “Company Option” shall mean an option to purchase Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) granted under the Company Share Plans whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

(p) “Company-Owned IP Rights” means Intellectual Property that is owned by the Company or any of its Subsidiaries.

(q) “Company RSU” shall mean a restricted share unit granted under the Company Share Plans on or prior to the Closing Date whether or not such restricted share unit has become vested on or prior to the Closing Date in accordance with the terms thereof.

(r) “Company Share Award” shall mean any Company Option and Company RSU granted in accordance with the Company Share Plans.

(s) “Company Share Plans” shall mean, collectively, the Stock Option Plan and the Equity Incentive Plan of the Company, each as amended and restated from time to time.

(t) “Company Shares” shall mean collectively, the Class A Ordinary Shares and Class B Ordinary Shares.

(u) “Company Software” shall mean the Software and related services, whether complete or under development, that have been, are or currently proposed to be developed, manufactured, marketed, sold, offered for sale, licensed, distributed, made available, imported, exported, hosted, implemented, provided as a service, provided via a network as a service or application, used by the Company or any Company Subsidiary to provide any services to any Person, maintained, supported, or otherwise commercialized by the Company or any Company Subsidiary, in each case together with any versions (including Chinese, English and foreign language versions), supplements, modifications, updates, upgrades, corrections and enhancements to any of the foregoing, and any documentation relating to the foregoing.

(v) “Company Termination Fee” shall mean an amount in cash equal to $300,000.

(w) “Contract” shall mean any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, deed of trust, agreement, arrangement, plan or other instrument, right or obligation.

(x) “Deposit Agreement” shall mean the deposit agreement dated September 28, 2016 among the Company, the Depositary and all holders and beneficiary owners from time to time of ADSs issued thereunder, or, if amended or supplemented as provided therein, as so amended or supplemented.

(y) “Depositary” shall mean CITIBANK, N.A., as depositary for the ADSs.

(z) “Environmental Laws” shall mean, whenever in effect, any Law and all Contracts or other obligations relating to pollution, the protection of the environment, public health and safety, occupational health and safety or fire safety.

(aa) “Equity Interest” shall mean any share, share capital, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

(bb) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(cc) “Excluded Shares” shall mean (i) Company Shares (including Company Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) and any Company Shares (including Company Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any Company Share Awards or by any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (ii) Dissenting Shares (if any), and (iii) Rollover Securities.

(dd) “Exercise Price” shall mean, with respect to any Company Option, the applicable exercise price per Class B Ordinary Share underlying such Company Option.

(ee) “GAAP” shall mean generally accepted accounting principles as applied in the United States.

(ff) “Governmental Entity” shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC governmental, administrative, judicial or regulatory Person or any instrumentality thereof, authority, agency, department, bureau, commission, body, court, self-regulatory organization, or other legislative or judicial governmental entity or arbitrator.

(gg) “Indebtedness” shall mean, without duplication, (i) any indebtedness for borrowed money or issued in substitution for, or in exchange of, indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or under any swap, cap, future or other derivative financial instrument, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any obligation in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (v) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (vii) any indebtedness secured by a Lien on a Person’s assets and (viii) any guarantee (including guarantees in the form of an agreement to repurchase or reimburse) of any indebtedness, including such obligations described in clauses (i) through (vii) of this definition.

(hh) “Intellectual Property” shall mean, collectively, all intellectual property and proprietary rights in any jurisdiction throughout the world and tangible embodiments thereof, including all (i) patents, patent applications (including provisional applications), patent disclosures, invention disclosures, utility models, design patents, certificates of invention, supplementary protection certificates, and industrial designs, and applications for any of the foregoing, including continuations, continuations-in-part, divisionals, substitutions, re-examinations, re-issues, additions, renewals, extensions, patent term extensions, confirmations, registrations, requests for continued examinations, and foreign counterparts, (ii) trademarks, service marks, certification marks, trade dress, trade styles, logos, designs, slogans, taglines, brands, product names, trade names, corporate names, domain names, websites, uniform resource locators, web addresses, other names and locators associated with the Internet, rights to social media accounts, and other indicia of source, origin or quality, and registrations and applications for registration for each of the foregoing, including renewals, and any translations, adaptations, derivations and combinations of any of the foregoing, together with all goodwill of any business symbolized by any of the foregoing, (iii) copyrights, copyrightable works, works of authorship, content, website content, moral rights, data and database rights, and mask works, and registrations and applications for registration for each of the foregoing, including renewals, (iv) trade secrets and confidential or proprietary information (including ideas, discoveries, improvements, recipes, specifications, concepts, methods, processes, techniques, instructions, formulae, compositions, inventions (whether or not patentable or reduced to practice), know-how, technology, research and development information, Personal Data, data, databases, records, notebooks, drawings, blueprints, flowcharts, diagrams, sketches, specifications, designs, models, methodologies, documentation, plans, proposals, technical and non-technical data, test results, pricing, sales, marketing and cost data and information, financial and marketing plans, and customer and supplier lists and information), (v) Software, (vi) privacy rights and data protection rights, and rights of publicity, (vii) other registrations and applications for any of the foregoing, and (viii) other intellectual property and proprietary rights.

(ii) “Knowledge” shall mean (i) in the case of the Company, the actual knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule after reasonable inquiry, and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of each director thereof after reasonable inquiry.

(jj) “Law” shall mean any Order or any PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

(kk) “Lien” shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien, license, covenant not to sue, option, right of first refusal, right of first offer, or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) in respect of such asset, and, with respect to an Equity Interest, any right of first refusal, right of first offer, transfer restriction or call option in respect of such Equity Interest.

(ll) “MOFCOM” shall mean the Ministry of Commerce of the PRC or its competent local counterparts.

(mm) “NASDAQ” shall mean the NASDAQ Stock Market.

(nn) “NDA” shall mean that certain confidential agreements disclosed in the Parent Disclosure Schedule.

(oo) “NDRC” shall mean the National Development and Reform Commission of the PRC or its competent local counterparts.

(pp) “Order” shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

(qq) “Parent Disclosure Schedule” shall mean the disclosure schedule, dated as of the date of this Agreement and delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Parent Disclosure Schedule shall be deemed to be disclosed in any other section of the Parent Disclosure Schedule to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section, and (ii) the disclosure of any matter or item in the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” or “materiality” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a material adverse effect).

(rr) “Permits” shall mean all permits, licenses, franchises, approvals, registrations, filings, qualifications, rights, variances, certificates, certifications, consents, approvals and Orders of all Governmental Entities.

(ss) “Permitted Encumbrances” shall mean: (i) Liens for Taxes, assessments and other levies, fees or charges imposed by any Governmental Entity which are not yet due and payable, or which are being contested in good faith and by appropriate proceedings and, in each case, for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (v) non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice(vi) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vii) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (vii) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Filings filed or furnished prior to the date hereof; and (ix) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

(tt) “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(uu) “Personal Data” shall mean any information or data that can be used, directly or indirectly, alone or in combination with other information, to identify an individual and any other information or data pertaining to any individual, including an individual’s name, address, credit or payment card information, bank account number, financial data, email address, date of birth, government-issued identifier, social security number, race, ethnic origin/nationality, and mental or physical health or medical information.

(vv) “PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(ww) “PRC Required Approvals” shall mean the filings with and/or approvals of MOFCOM, NDRC and/or SAFE or the designated banks, and other procedures required by other competent regulatory authorities (where applicable) to the extent required with respect to the transactions contemplated by this Agreement and the other agreements entered into in connection with this Agreement, other than the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Entities with authority over the enforcement of applicable antitrust or competition Laws in any jurisdiction that is material to the business of the Company or Parent or Merger Sub.

(xx) “PRC Subsidiaries” shall mean all Company Subsidiaries organized under the Laws of the PRC.

(yy) “Processed” or “Processing” shall mean processing, collection, acquisition, recording, organization, storage, maintenance, adaptation, alteration, retrieval, access, use, disclosure, transfer (including relating to any cross-border transfer), transmission, sharing, combination, blockage, disposition, erasure, or destruction.

(zz) “Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(aaa) “RMB” shall mean renminbi, the legal currency of the PRC.

(bbb) “SAFE” shall mean the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

(ccc) “SAFE Circular 37” shall mean the Notice of Certain Matters Regarding the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents Through Special-Purpose Companies (《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》(汇发[2014]37号)), dated July 4, 2014 and effective as of the same date, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

(ddd) “SAFE Circular 7” shall mean the Notice of Certain Matters Regarding the Foreign Exchange Administration for Domestic Individuals Participating in the Share Incentive Plan of An Overseas-Listed Company (《关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知》(汇发[2012]7号)), dated February 15, 2012 and effective as of the same date, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

(eee) “Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(fff) “SEC” shall mean the United States Securities and Exchange Commission.

(ggg) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(hhh) “Shareholder Approval” shall mean the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) by a special resolution (as defined under the Cayman Companies Law) by the affirmative vote of shareholders representing two-thirds (2/3) or more (by voting power) of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting or an adjournment thereof in accordance with the Cayman Companies Law and the Company Memorandum and Articles.

(iii) “Software” shall mean (i) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, whether in Source Code or object code form; (ii) data, collections of data, databases and compilations, whether machine readable or otherwise; and (iii) documentation related to any of the foregoing, including descriptions, schematics, flow-charts, notes, and work product used to design, plan, organize, and develop any of the foregoing, and programmer and user documentation, manuals, and support and training materials; together with intellectual property and proprietary rights in and to any of the foregoing.

(jjj) “Source Code” shall mean one or more statements in human readable form relating to Software and other source code, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language, together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, procedures, and other information that describe the foregoing.

(kkk) “Subsidiary” or “Subsidiaries” of any Person shall mean (i) any corporation of which a majority of the Equity Interest entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general or managing partner or the managing member and (iii) any corporation, limited liability company, partnership, association, trust, unincorporated organization, or other entity whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

(lll) “Superior Proposal” shall mean a bona fide unsolicited written Acquisition Proposal made by a Person which the Company Board (upon recommendation of the Special Committee) determines in good faith that, if consummated in accordance with its terms, would result in a transaction more favorable to the shareholders of the Company from a financial point of view than the transactions provided for in this Agreement after (i) consultation by the Special Committee with its independent nationally recognized financial advisor and outside legal counsel and (ii) taking into consideration, among other things, all of the terms, conditions and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the Person or group making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances); provided that for the purposes of the definition of “Superior Proposal”, references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; provided further that no offer or proposal shall be deemed to be a “Superior Proposal” if (A) any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder, or (B) the consummation of the transactions contemplated by such offer or proposal is conditioned upon obtaining any consent or approval of a Governmental Entity or other third party that is not required pursuant to this Agreement as a condition to the Closing.

(mmm) “Tax” or “Taxes” shall mean any and all means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), estimated, unclaimed property, environmental, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(nnn) “Tax Incentive” shall mean any Tax exemptions, Tax holidays, Tax deferrals, Tax incentives, Tax credits (including Tax refunds and rebates), or other preferential Tax treatments or Tax rebates (including agreements for the deferred payment of any Tax liability) or other formal or informal arrangement with any Governmental Entity or other taxation authority.

(ooo) “Tax Returns” shall mean any application, report, filing, claim for return, election or return (including any information return) or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments, supplements or amendments thereto.

(ppp) “Third Party” shall mean any Person or group other than the Company, the Company Subsidiaries, Parent or Parent’s Affiliates or Representatives.

(qqq) “Third Party Components” shall mean any Software or other Intellectual Property that (i) is not solely and exclusively owned by the Company or any Company Subsidiary and (ii) has been or is used in connection with the development, compilation or test of, or has been or is a component of, or incorporated into, embedded in, combined with, linked with, used in, used with, distributed with, provided as a service, provided via a network as a service or application, otherwise provided or made available with, as part of, or in connection with any Company Software, including any Software that is referenced or required to be present or available (including via another machine connected directly or through a network) in connection with any Company Software for any Company Software to properly function in accordance with its specifications.

(rrr) “Third-Party Intellectual Property Rights” means any Intellectual Property owned by a Person other than the Company and its Subsidiaries.

(sss) “Unvested Company Option” shall mean any Company Option that is not a Vested Company Option.

(ttt) “Unvested Company RSU” shall mean any Company RSU that is not a Vested Company RSU.

(uuu) “Vested Company Option” shall mean any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of such Company Option.

(vvv) “Vested Company RSU” shall mean any Company RSU that shall have become vested on or prior to the Closing Date in accordance with the terms of such Company RSU.

(www) “VIE” shall mean a variable interest entity of the Company, including Gridsum Holding (Beijing) Co, Ltd., Beijing Moment Everlasting Ad Co., Ltd., Guoxinjunhe (Beijing) Technology Co., Ltd., Beijing Yunyang Ad Co., Ltd., Beijing Guoxinwangyan Technology Co., Ltd., Beijing Gridsum Yizhun Technology Co., Ltd., Beijing Zhixunyilong Software Co., Ltd., Beijing Gridsum Wang’an Technology Co., Ltd. and Beijing Gridsum Hulian Technology Co., Ltd..

(xxx) “WFOE” shall mean Dissector (Beijing) Technology Co., Ltd..

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
Action	Section 4.12
Agreement	Preamble
Anti-Corruption Laws	Section 4.5(b)
Bankruptcy and Equity Exception	Section 4.3(a)
Cashed-Out Company Share Award	Section 3.1(f)(iv)
Cashed-Out Option	Section 3.1(f)(ii)
Cashed-Out Unvested RSU	Section 3.1(f)(iv)
Cashed-Out Vested RSU	Section 3.1(f)(iv)
Cayman Companies Law	Preamble
Certificates	Section 3.2(c)(i)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(c)(i)
Company Board	Preamble
Company Financial Advisor	Section 4.3(b)
Company Financial Statements	Section 4.6(b)
Company Group	Section 8.2(e)(i)
Company Intellectual Property	Section 4.14(b)
Company Material Contract	Section 4.11(b)
Company Plan(s)	Section 4.9(a)
Company Recommendation	Section 4.3(b)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.6(a)
Company Shareholders Meeting	Section 6.2(e)(i)
Company Subsidiary	Section 4.1
Company Workers	Section 4.14(e)
D&O Insurance	Section 6.12(c)
Dissenter Rights	Section 3.1(e)

Defined Term	Section
Dissenting Shareholders	Section 3.1(e)
Dissenting Shares	Section 3.1(e)
Effective Time	Section 2.3
End Date	Section 8.1(b)(i)
Equity Commitment Letter	Section 5.6(a)
Equity Financing	Section 5.6(a)
Equity Financing Commitment	Section 5.6(a)
Exchange Fund	Section 3.2(b)
HKIAC	Section 9.7(c)
Indemnified Parties	Section 6.12(a)
Investments	Section 4.2(d)
Leased Real Property	Section 4.17(b)
Merger	Preamble
Merger Sub	Preamble
Notice Period	Section 6.4(d)(i)
Option Consideration	Section 3.1(f)(ii)
Owned Real Property	Section 4.17(a)
Parent	Preamble
Parent Group	Section 8.2(e)(i)
Parent Representatives	Section 6.3(a)
Parent Termination Fee	Section 8.2(c)
Party	Preamble
Paying Agent	Section 3.2(a)
Per ADS Merger Consideration	Section 3.1(b)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.3
PRC VIEs	Section 4.21(c)
Proxy Statement	Section 6.2(a)
Registrar of Companies	Section 2.3
Rollover Securities	Preamble
Rollover Securityholder	Preamble
SAFE Rules and Regulations	Section 4.5(c)
Schedule 13E-3	Section 4.4(b)
Services Provider	Section 4.14(f)
Shareholder Vote Option	Section 6.2(f)
Special Committee	Preamble
Support Agreement	Preamble
Surviving Company	Section 2.1
Transaction Litigation	Section 6.8
VIE Contracts	Section 4.21(b)
Uncertificated Shares	Section 3.2(c)(i)

Section 1.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to the word “including” do not imply any limitation;

(f) references to months are to calendar months;

(g) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to “$” or “dollars” refer to U.S. dollars; and

(i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to satisfaction of the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the offices of Hogan Lovells, 11th Floor, One Pacific Place 88 Queensway, Hong Kong or if the parties hereto agree otherwise in writing, remotely via the electronic exchange of documents and signatures, at 10:00 a.m., Hong Kong time, no later than the fourteenth (14th) day following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions, which by their terms, are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver prior to or at the Closing)), or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”. For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law (the time of filing of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the Cayman Companies Law.

Section 2.5 Company Memorandum and Articles of Association. At the Effective Time, subject to Section 6.12 hereof, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “Gridsum Growth Inc.” shall be amended to “Gridsum Holding Inc.” and (ii) the share capital shall be described consistent with the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum and articles of association.

Section 2.6 Directors and Officers.

(a) The director(s) of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE III

EFFECT OF MERGER ON ISSUED SHARE CAPITAL; MERGER

CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 3.1 Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a) Share Capital of Merger Sub. Each ordinary share, par value $1.00 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of each such ordinary share of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company.

(b) Company Shares and ADSs. Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist in exchange for the right to receive $2.00 in cash without interest (the “Per Share Merger Consideration”), payable in the manner provided in Section 3.2 (or in the case of a Company Share represented by a lost, stolen or destroyed certificate, payable upon delivery of an affidavit in the manner provided in Section 3.4). For the avoidance of doubt, because each ADS represents one (1) Class B Ordinary Share, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for $2.00 in cash without interest (the “Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement. The register of members of the Company shall be amended accordingly.

(c) Cancellation of Certain Shares. Each Excluded Share other than Dissenting Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor and the register of members of the Company shall be amended accordingly.

(d) Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall be equitably adjusted to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(e) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Company Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (“Dissenter Rights”) pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist at the Effective Time, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 3.1(e)), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without interest), pursuant to this Section 3.1. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ exercise of Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise of Dissenter Rights, offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights prior to the vote on the Merger at the Company Shareholders Meeting.

(f) Company Share Awards

(i) Equity Award Waivers and Termination of Company Share Plans and Company Share Awards. Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain all necessary waivers, consents or releases, in form and substance reasonably satisfactory to Parent, from holders of Company Options and Company RSUs and other equity awards under the Company Share Plans and take all such other actions, without incurring any liabilities in connection therewith, as Parent may deem to be necessary to give effect to the transactions contemplated by this Section 3.1(f). As promptly as practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Share Plans) shall adopt resolutions to (A) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, (B) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, and (C) cancel each Company RSU that is outstanding and unexercised, whether or not vested or exercisable, each of the foregoing (A) to (C) taking effect at the Effective Time, and take such other actions as are required to give effect to the transactions contemplated by this Section 3.1(f).

(ii) Vested Company Options. Upon the terms and subject to the conditions set forth in this Agreement, each Vested Company Option (other than any Vested Company Option that is a Rollover Security under the Support Agreement) outstanding and unexercised immediately prior to the Effective Time, with Exercise Price less than the Per Share Merger Consideration (each, a “Cashed-Out Option”), shall automatically and without any action on the part of the holders thereof, be cancelled as of the Effective Time and converted into the right to receive an amount in cash equal to the excess of (i) Per Share Merger Consideration over (ii) the Exercise Price of such Cashed-Out Option, multiplied by the number of Class B Ordinary Shares underlying such Cashed-Out Option (the “Option Consideration”). Each Vested Company Option outstanding and unexercised immediately prior to the Effective Time with Exercise Price greater than or equal to the Per Share Merger Consideration shall automatically be cancelled as of the Effective Time without any consideration payable in respect thereof.

(iii) Unvested Company Options. Upon the terms and subject to the conditions set forth in this Agreement, each Unvested Company Option shall be cancelled as of the Effective Time, automatically and without any action on the part of the holders thereof, for no consideration.

(iv) Vested Company RSUs. Upon the terms and subject to the conditions set forth in this Agreement, each Vested Company RSU (other than any Vested Company RSU that is a Rollover Security under the Support Agreement) outstanding and unexercised immediately prior to the Effective Time (each, a “Cashed-Out Vested RSU”), shall automatically and without any action on the part of the holders thereof, be cancelled as of the Effective Time and converted into the right to receive an amount in cash equal to (i) Per Share Merger Consideration, multiplied by (ii) the number of Class B Ordinary Shares underlying such Vested Company RSU.

(v) Unvested Company RSUs. Upon the terms and subject to the conditions set forth in this Agreement, each Unvested Company RSU (other than any Unvested Company RSU that is a Rollover Security under the Support Agreement) outstanding and unexercised immediately prior to the Effective Time (each, a “Cashed-Out Unvested RSU”, collectively with the Cashed-out Vested RSUs and the Cashed-out Options, the “Cashed-Out Company Share Awards”), shall automatically and without any action on the part of the holders thereof, be deemed to have vested immediately prior to the Effective Time, and subsequently be cancelled as of the Effective Time and converted into the right to receive an amount in cash equal to (i) Per Share Merger Consideration, multiplied by (ii) the number of Class B Ordinary Shares underlying such Unvested Company RSU upon acceleration of vesting immediately prior to the Effective Time.

(vi) Vested Company Options, Vested Company RSUs and Unvested Company RSUs That Are Rollover Securities. Notwithstanding anything to the contrary in this Agreement, each holder of any Vested Company Option, any Vested Company RSU and any Unvested Company RSU that are Rollover Securities under the Support Agreement, shall not be entitled to receive any consideration pursuant to Section 3.1(f)(ii), Section 3.1(f)(iv) or Section 3.1(f)(v) with respect to such Vested Company Options, Vested Company RSUs or Unvested Company RSUs. Each of the Vested Company Options, Vested Company RSUs and the Unvested Company RSUs that is a Rollover Security under the Support Agreement shall be cancelled at the Effective Time in accordance with and subject to the Support Agreement.

(vii) Payment of Cashed-out Company Share Awards. As promptly as practicable following the Effective Time, the Surviving Company shall pay (or cause to be paid on its behalf) to each holder of a Cashed-Out Company Share Award the aggregate consideration (without interest) payable in respect of such Cashed-Out Company Share Awards pursuant to Section 3.1(f)(ii), Section 3.1(f)(iv) and/or Section 3.1(f)(v), as applicable. Such consideration shall be rounded up or down to the nearest cent and the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company) shall be entitled to deduct and withhold from such cash consideration all amounts required to be deducted and withheld under applicable Tax Laws. To the extent that amounts are so withheld by the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Cashed-Out Company Share Awards with respect to whom such amounts were withheld by the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company).

Section 3.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b) Exchange Fund. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs but not including Excluded Shares (other than Dissenting Shares)), pursuant to the provisions of this Article III, an amount of cash equal to the aggregate consideration to which holders of Company Shares (including Company Shares represented by ADSs but not including Excluded Shares (other than Dissenting Shares)) become entitled under this Article III (with respect to Dissenting Shares, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent.

(c) Payment Procedures.

(i) Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each holder of record (as of immediately prior to the Effective Time) of Company Shares, including Company Shares which immediately prior to the Effective Time were (x) represented by a certificate or certificates (the “Certificates”) and (y) not represented by a certificate or certificates (the “Uncertificated Shares”) which were cancelled and exchanged into the right to receive the Per Share Merger Consideration pursuant to Section 3.1(b) (and excluding, for the avoidance of doubt, the Excluded Shares), (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Promptly after a Dissenting Shareholder has effectively withdrawn or lost his, her or its appraisal rights under the Cayman Companies Law, Parent shall cause the Paying Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions.

(ii) Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of the Company Shares represented by such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt by the Paying Agent of confirmation by the Company that the Uncertificated Shares have been canceled, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of such Uncertificated Shares multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof). The Paying Agent shall accept such Certificates and such confirmation by the Company with respect to the Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Company Shares represented by the Certificates and the holders of such Uncertificated Shares on the aggregate Per Share Merger Consideration payable upon the surrender of such Certificates and cancellation of Uncertificated Shares pursuant to this Section 3.2. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article III.

(iii) Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (x) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) multiplied by (2) the Per ADS Merger Consideration and (y) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than with respect to ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the aggregate Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the ADSs.

(iv) Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Company Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Company Shares or ADSs will be deemed to be untraceable if (x) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, (y) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (A) has been sent to such person and has been returned undelivered or has not been cashed or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable or (z) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven (7) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the relevant Company Share is registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the relevant Company Share is registered in the register of members of the Company only upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such Person’s entitlement to the relevant Company Share and if the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Company Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Paying Agent, the Depositary, Merger Sub, Parent and the Surviving Company (and any other Person that has a withholding obligation), without double counting, shall be entitled to deduct and withhold or cause to be deducted and withheld from any consideration payable pursuant to this Agreement to any holder of Company Shares (including Company Shares represented by ADSs), Company Options or Company RSUs, or other compensation or equity related payments, such amounts as may be required to be deducted or withheld therefrom under applicable Tax Laws. To the extent that such amounts are so deducted, withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Depositary, Parent, the Surviving Company or any other Party shall be liable to a holder of Company Shares (including Company Shares represented by ADSs), Company Options or Company RSUs for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of the Company Shares or ADSs on the date that is six (6) months after the Effective Time shall be paid to Parent or the Surviving Company upon demand, and any holders of Company Shares (other than Excluded Shares) or ADSs that were issued and outstanding immediately prior to the Effective Time who have not theretofore received the Per Share Merger Consideration or Per ADS Merger Consideration payable to them in consideration for the cancellation of each of their Company Shares or ADSs representing such Company Shares pursuant to the provisions of this Section 3.2 (whether as a result of their failure to surrender their Certificates or otherwise) shall thereafter look for payment of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, payable in respect of each of such Company Shares or ADSs solely to the Surviving Company for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III without interest thereon.

Section 3.3 No Further Ownership Rights. From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) shall no longer be outstanding, all Company Shares shall automatically be cancelled and cease to exist, and all ADSs shall be surrendered, and each holder of a Company Share or ADSs representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration payable for each of such Company Shares (other than Excluded Shares) or ADSs (other than ADSs representing Excluded Shares) upon the cancellation of each of such Company Shares or ADSs in accordance with the provisions of Section 3.2. The Per Share Merger Consideration and the Per ADS Merger Consideration paid for each Company Share or ADS in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (including Company Shares represented by ADSs). From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares (including Company Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates, Uncertificated Shares or ADSs are presented to the Surviving Company for any reason, they shall be surrendered, canceled or exchanged as provided in this Article III.

Section 3.4 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b).

Section 3.5 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 3.6 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 3.7 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take any such lawful and necessary action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Filings filed prior to the date hereof (excluding disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein prior to the date of this Agreement, in each case, other than any specific factual information contained therein), (ii) as set forth in the Company Disclosure Schedule or (iii) for any matters with respect to which Mr. Guosheng Qi or Mr. Guofa Yu has actual knowledge after reasonable inquiry, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each Subsidiary of the Company (each, a “Company Subsidiary”) has been duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, except to the extent the failure of any Company Subsidiary to be so organized, existing or in good standing has not had a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business (and, in the case of the PRC Subsidiaries, duly fulfilled annual information disclosure obligations to the public in accordance with PRC Law), and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had a Company Material Adverse Effect. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the Company Memorandum and Articles or equivalent organizational documents, each as amended to date, of each of the Company and the Company Subsidiaries. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. The Company or any Company Subsidiary is not in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.2 Capitalization.

(a) The authorized share capital of the Company is US$200,000, divided into (i) 20,000,000 Class A Ordinary Shares and (ii) 180,000,000 Class B Ordinary Shares. As of the date of this Agreement, there were (i) 4,543,461 Class A Ordinary Shares and 30,469,307 Class B Ordinary Shares issued and outstanding, (ii) 1,276,379 Class B Ordinary Shares issuable upon exercise of outstanding vested Company Options and 140,000 Class B Ordinary Shares issuable upon exercise of outstanding unvested Company Options, (iii) 2,015,975 Class B Ordinary Shares issuable upon exercise of outstanding vested Company RSUs and 1,307,326 Class B Ordinary Shares issuable upon exercise of outstanding unvested Company RSUs, and (iv) no Company Shares held in treasury of the Company and no Company Shares owned by any Company Subsidiary. Section 4.2(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Share Award outstanding as of the date hereof: (i) the name of the recipient of such Company Share Award; (ii) the particular Company Share Plan pursuant to which such Company Share Award was granted; (iii) the number of Company Shares subject to such Company Share Award; (iv) the exercise or purchase price of such Company Share Award; (v) the date on which such Company Share Award was granted; (vi) the vesting schedule; and (vii) the date on which such Company Share Award expires. All of the outstanding shares in the share capital of the Company have been duly authorized and validly issued and are fully paid, non-assessable. All Company Shares issuable upon exercise or vesting of Company Share Awards have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Share Plan, will be duly authorized, validly issued and fully paid and non-assessable. Except as otherwise provided in this Agreement, there are no commitments or agreements of any character to which the Company or any Company Subsidiary is bound obligating such Company or Company Subsidiary to accelerate or otherwise alter the vesting of any Company Share Awards as a result of any of the transactions contemplated in the Agreement.

(b) Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any of its share capital or other Equity Interests, or securities convertible into or exchangeable for such share capital of, or other Equity Interests in, the Company (which, for purposes of this Agreement, will be deemed to include share appreciation rights, “phantom shares” or other commitments that provide any right to receive value or benefits similar to such share capital, securities or other rights). There are no outstanding Contracts or other obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. There are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the holders of Company Shares may vote.

(c) Each outstanding share or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid (and, in the case of each PRC Subsidiary, the payment thereof has been duly verified by an independent certified public accountant and has been duly filed or registered with competent PRC Governmental Entity), non-assessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens, and subject to the Laws of the PRC with respect to the PRC Subsidiaries, free of any restriction which prevents the payment of dividends to the Company or any Company Subsidiary. There are no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase, exchange, cancellation or sale of any Equity Interest or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth a true and complete list of (i) each Company Subsidiary, and (ii) the name, jurisdiction of organization and the Company’s (or the Company Subsidiary’s) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than any Company Subsidiary) as of the date hereof (collectively, the “Investments”). All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens. Except for the share capital and other Equity Interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any share capital or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e) Neither the Company nor any of the Company Subsidiaries has entered into any Contract, commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person. There are no shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which any of them is bound relating to the transfer, voting or registration of any Equity Interests of the Company or any Company Subsidiary or preemptive rights with respect thereto.

(f) The Company does not have any secured creditors holding a fixed or floating security interest. As of the date of this Agreement, neither the Company nor any Company Subsidiary has incurred any Indebtedness since December 31, 2019 other than in the ordinary course of business.

Section 4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the Shareholder Approval. No other corporate authorizations on the part of the Company and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) On or prior to the date of this Agreement, (i) the Special Committee has received from Houlihan Lokey (China) Limited (the “Company Financial Advisor”), its written opinion, to the effect that, subject to the limitations, qualifications and assumptions set forth therein, that the Per Share Merger Consideration to be received by the holders of Company Shares (other than Excluded Shares) and the Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs representing Excluded Shares) is fair, from a financial point of view, to such holders and (ii) the Company Board (acting upon the unanimous recommendation of the Special Committee) has determined that this Agreement and the transactions provided for herein, including the Plan of Merger and the Merger, are fair to and in the best interest of the Company and its shareholders (other than the Rollover Securityholders), and validly adopted resolutions by a vote approving this Agreement, directing that this Agreement, the Plan of Merger and the Merger be submitted to the holders of Company Shares for their authorization and approval, and recommending to the shareholders of the Company that they authorize and approve this Agreement, the Plan of Merger and the Merger in accordance with the Cayman Companies Law (the “Company Recommendation”), which resolutions, subject to Section 6.4(d), have not been subsequently withdrawn or modified in a manner adverse to Parent.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, will not, (i) assuming the Shareholder Approval is obtained, conflict with or violate any provision of the Company Memorandum and Articles or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time, all filings and notifications described in Section 4.4(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Effective Time and the Shareholder Approval is obtained, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) violate, conflict with, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, the Securities Act, any other U.S. federal or state securities Laws or the rules and regulations of NASDAQ, including the filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing of the Plan of Merger as required by the Cayman Companies Law, (iii) for the PRC Required Approvals, or (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger or (y) otherwise have a Company Material Adverse Effect.

Section 4.5 Compliance with Laws; Permits.

(a) (i) Each of the businesses of the Company or any Company Subsidiary is, and since January 1, 2019 has been, conducted in compliance in all respects with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound; (ii) the Company is in material compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ; (iii) each of the Company and the Company Subsidiaries holds all material Permits necessary for the lawful conduct of its business substantially as conducted as of the date hereof and the ownership, use, occupancy and operation of its assets and properties; and (iv) each of the Company and the Company Subsidiaries is in compliance in all respects with the terms of such Permits, except, in the case of clauses (i) and (iv), where non-compliance has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) To the Knowledge of the Company, since January 1, 2019, neither the Company, any Company Subsidiary nor any director or officer, nor any agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, any of them (i) violated any provision of (A) the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder), (B) the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, (C) the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 or (D) any other applicable anti-corruption Law ((A), (B), (C) and (D) collectively, “Anti-Corruption Laws”); or (ii) made or gave any bribe, rebate, payoff, influence payment, kickback or other payment to any officer, director, employee or official of or any other person acting in an official capacity for any Governmental Entity that would be unlawful under any applicable Law, including under an Anti-Corruption Law or (iii) undertaken any act or failed to undertake any act that directly or indirectly caused or contributed to the Company or any Company Subsidiary to be in violation of any Anti-Corruption Law. To the Knowledge of the Company, since January 1, 2019, neither the Company nor any Company Subsidiary has received any communication that alleges that the Company or any Company Subsidiary, or any Representative thereof is, or may be, in violation of, or has, or may have, any material liability under, any Anti-Corruption Law which has not been resolved. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company has effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of applicable Anti-Corruption Laws by the Company or any Company Subsidiary will be prevented, detected and deterred.

(c) To the Knowledge of the Company, each holder or beneficial owner of Company Shares, Company Options and/or Company RSUs who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 7, SAFE Circular 37 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company. Neither the Company nor, to the Knowledge of the Company, such holder or beneficial owner has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

Section 4.6 SEC Filings; Financial Statements.

(a) Company SEC Filings. The Company has timely filed or furnished, as applicable, all forms, reports and other documents required to be filed or furnished by it with the SEC, as the case may be, since January 1, 2019 (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and (ii) did not, at the time it was filed or furnished (or, if amended, at the time (and taking into account the content) of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, as of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Filings is the subject of outstanding SEC investigation or ongoing SEC review. The Company has made available to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings (collectively, the “Company Financial Statements”) was prepared, or, in the case of Company Financial Statements filed after the date hereof, will be prepared, in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, or, in the case of Company Financial Statements filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof, and the consolidated results of operations and cash flows and statements of shareholders equity of the Company and the Company Subsidiaries for the respective periods indicated therein are, or, in the case of Company Financial Statements filed after the date hereof, will be, correct and complete in all material respects and are, or, in the case of Company Financial Statements filed after the date hereof, will be, consistent in all material respects with the books and records of the Company and the Company Subsidiaries (subject, in the case of unaudited statements, to normal period-end adjustments which have not and would not have a Company Material Adverse Effect). The books and records of the Company and the Company Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(c) Internal Controls.

(i) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and any Company Subsidiary for external purposes in accordance with GAAP.

(ii) The Company and each Company Subsidiary have established and maintain disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that all material information concerning the Company and any Company Subsidiary required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Since January 1, 2019, neither the Company nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the Company’s Knowledge, since January 1, 2019, there has been, no fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the date of the Company’s most recently filed annual report under the Exchange Act, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 4.6(c)(ii), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

Section 4.7 No Undisclosed Liabilities. None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, including any outstanding Indebtedness or any commitments therefor) of the type that would be required to be reflected on or reserved against it in a consolidated balance sheet of the Company and the Company Subsidiaries prepared in accordance with GAAP, except for liabilities or obligations (i) which have not had a Company Material Adverse Effect, (ii) that were incurred after December 31, 2019, in the ordinary course of business consistent with past practice, (iii) that were set forth in the Company’s consolidated balance sheet as of December 31, 2019 included in the Company Financial Statements prior to the date hereof, or (iv) that were required to be incurred pursuant to the transactions contemplated by this Agreement.

Section 4.8 Absence of Certain Changes or Events. Since December 31, 2019, (i) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice (excluding any actions taken or not taken due to COVID-19) and (ii) there has not been any Company Material Adverse Effect.

Section 4.9 Company Plans; Employees and Employment Practices.

(a) All benefit and compensation plans (including the Company Share Plans) covering current or former employees of the Company and the Company Subsidiaries, other than (i) any employment Contract or compensatory agreement with any current or former employee, and (ii) any such plans mandated by applicable Laws to which the sole liability of the Company and the Company Subsidiaries is to make contributions required by Law (including plans or programs mandated or maintained by a Governmental Entity requiring the payment of social insurance or contributions to a fund of a Governmental Entity with respect to wages of any employee) (the “Company Plans”) are listed in Section 4.9 of the Company Disclosure Schedule. True and complete copies of each Company Plan, including all amendments thereto, have been provided or made available to Parent. Since December 31, 2019 there has been no material change, amendment, modification to, or adoption of, any Company Plan.

(b) Except as otherwise specifically provided in this Agreement regarding the Company Share Awards, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director, officer or employee of the Company or any of the Company Subsidiaries under any of the Company Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c) There is no outstanding Order against the Company Plans that would have a Company Material Adverse Effect.

Section 4.10 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, nor is an such agreement presently being negotiated by the Company or any Company Subsidiary, and there are no labor unions, works councils or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent (including organizational campaigns, petitions or other unionization activities) any employee of the Company or any Company Subsidiary. Except for matters that have not had a Company Material Adverse Effect, (a) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any Company Subsidiary, and (b) there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any Company Subsidiaries. The Company and the Company Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, social security, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining, except where non-compliance has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.11 Contracts.

(a) Except for (x) this Agreement, (y) Contracts filed as exhibits to the Company SEC Filings that are made available to Parent prior to the date hereof or (z) set forth in Section 4.11(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any Contract which:

(i) as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) would prohibit or materially delay the consummation of the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder;

(iii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, Person or joint venture or relates to business cooperation or otherwise that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iv) relates to any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset of the Company or any Company Subsidiary) in excess of $15,000,000 (or an equivalent amount in RMB);

(v) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

(vi) relates to any acquisition by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has any material continuing indemnification, “earn-out” or other contingent payment or guarantee obligations;

(vii) contains any covenant that (A) limits the ability of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Company, or their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location, (B) could require the disposition of any material assets (including the assignment or transfer of, or licensing or grant of any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, any Company Intellectual Property) or line of business of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Company, or their respective Subsidiaries), or (C) prohibits or limits the right of the Company or any Company Subsidiary to make, sell or distribute any products or services;

(viii) contains any covenant granting “most favored nation” status that, following the Merger, would apply to or be affected by actions taken by Parent, the Surviving Company and/or their respective Subsidiaries or Affiliates;

(ix) provides for indemnification by the Company or any Company Subsidiary of any Person, except for any such Contract that is (A) not material to the Company or any Company Subsidiary and (B) entered into in the ordinary course of business;

(x) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $15,000,000 (or an equivalent amount in RMB);

(xi) involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contract, or any other interest-rate, commodity price, equity value or foreign currency protection Contract; or

(xii) relates to (A) the assignment or transfer of, or licensing or grant of any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, any Intellectual Property material to the business of the Company and the Company Subsidiaries taken as a whole by the Company or any Company Subsidiary to another Person or from another Person to the Company or any Company Subsidiary, other than the non-exclusive licenses granted in the ordinary course of business consistent with past practices, or (B) any prohibition, restriction or limitation on the Company’s or any Company Subsidiary’s ability to assign, transfer, license, grant any other rights under, use, disclose, patent, register, or enforce any such Intellectual Property or any indemnification relating to any such Intellectual Property, including trademark co-existence agreements, consents, standstill agreements, Orders, settlement agreements, Source Code, escrow agreements, development agreements, co-development agreements, website agreements, technical assistance agreements, outsourcing agreements, and agreements relating to Third Party Components.

(b) Each Contract of the type described in Section 4.11(a) to which the Company or any Company Subsidiary is a party or set forth on Section 4.9 or Section 4.17(b) of the Company Disclosure Schedule is referred to herein as a “Company Material Contract.” Except to the extent that there has not been a Company Material Adverse Effect: (i) each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any Company Subsidiary and, to the Company’s Knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any claim of default under any Company Material Contract, (v) to the Company’s Knowledge, no event has occurred which would result in a material breach or violation of, or a material default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (vi) the Company has not received any notice from any other party to any Company Material Contract, and otherwise has no Knowledge that such other party intends to terminate, or not renew any Company Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect.

Section 4.12 Litigation. (i) There is no material legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (whether sounding in contract, tort, equity or otherwise) (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary which if adversely adjudicated or determined against the Company or any Company Subsidiary would have a Company Material Adverse Effect and (ii) none of the Company or any of the Company Subsidiaries or any property or asset of the Company or any Company Subsidiary is subject to or bound by any outstanding Order which if not complied with would have a Company Material Adverse Effect.

Section 4.13 Environmental Matters. Except as would not have a Company Material Adverse Effect, since January 1, 2019, the Company and each Company Subsidiary have complied and are in compliance in all material respects with all Environmental Laws and have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect.

Section 4.14 Intellectual Property.

(a) Each of the Company and the Company Subsidiaries has complied with all of their respective obligations to the respective patent, trademark, and copyright offices, including the duty of candor and disclosure to the United States Patent and Trademark Office, and all applicable Laws, with respect to the Intellectual Property to the business of the Company and the Company Subsidiaries taken as a whole, except where non-compliance has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company or one of the Company Subsidiaries solely and exclusively owns all right, title and interest in and to all the Company-Owned IP Rights material to the business of the Company and the Company Subsidiaries taken as a whole, free and clear of all Liens, except for Permitted Encumbrances. The right, license and interest of the Company and each of the Company Subsidiaries in and to Third-Party Intellectual Property Rights which are licensed by such Person from a third party and are material to the business of the Company and the Company Subsidiaries taken as a whole, are free and clear of all Liens (excluding restrictions contained in the applicable written license agreements with such Third Parties and Permitted Encumbrances). Each of the Company and the Company Subsidiaries solely and exclusively owns all right, title and interest in and to, or has valid and enforceable rights to use all Company IP Rights material to the business of the Company and the Company Subsidiaries taken as a whole and used in, held for use in, or necessary to conduct, the businesses of the Company and the Company Subsidiaries as currently conducted, free and clear of all Liens, except for Permitted Encumbrances. No Company IP Rights material to the business of the Company and the Company Subsidiaries taken as a whole are jointly owned by the Company or any Company Subsidiary and any other Person. There is no outstanding Order relating to any Company IP Rights that are material to the business of the Company and the Company Subsidiaries.

(c) Except as has not had a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any notice or is or has been subject to any Action, nor is there or has there been any actual or, to the Knowledge of the Company, threatened notice or Action against the Company or any Company Subsidiary, alleging that the Company or any Company Subsidiary, or the business previously or currently conducted by the Company or any Company Subsidiary (including the development, marketing, licensing, sale, offer for sale, distribution, import, export, hosting, implementation, and use of, any Company Software, and the provision of services relating to any Company Software), is infringing, diluting, misappropriating, or otherwise violating, or has infringed, diluted, misappropriated, or otherwise violated, any Intellectual Property right of any Person, including any solicited or unsolicited offer, demand, or request to license any Intellectual Property. To the Knowledge of the Company, neither the Company nor any Company Subsidiary nor any business previously or currently conducted by the Company or any Company Subsidiary (including the development, marketing, licensing, sale, offer for sale, distribution, import, export, hosting, implementation, and use of any Company Software, and the provision of services relating to any Company Software) infringes, dilutes, misappropriates, or otherwise violates or has infringed, diluted, misappropriated, or otherwise violated any Intellectual Property rights of any Person. To the Knowledge of the Company, no third party is currently infringing, diluting, misappropriating, or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary.

(d) To the Knowledge of the Company, all of the material Company Intellectual Property is valid and enforceable. Except as has not had a Company Material Adverse Effect, all of the Company Intellectual Property is subsisting and in full force and effect, and none of the Company Intellectual Property has been misused. Except as has not had a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any notice or is or has been subject to any Action, nor is there or has there been any actual or, to the Knowledge of the Company, threatened notice or Action against the Company or any Company Subsidiary, including any opposition, cancellation, reissue, re-examination, inter partes, interference, nullity, revocation, or other proceedings by any Person challenging the validity, enforceability, patentability, registrability, inventorship, or scope of, or the Company’s or any Company Subsidiary’s use or ownership of, any of the Company Intellectual Property

(e) Each of the Company and the Company Subsidiaries owns all right, title and interest in and to all Intellectual Property material to the business of the Company and the Company Subsidiaries taken as a whole which are created or developed by, for or under the direction or supervision of the Company or such Company Subsidiary. All current and former employees, consultants, and contractors (collectively, “Company Workers”) who have participated in the creation or development of any such Intellectual Property, have executed and delivered to the Company or such Company Subsidiary a valid and enforceable agreement (i) providing for the obligations of such current or former employee, consultant, or contractor to maintain and protect the confidential information of the Company or any Company Subsidiary, and (ii) providing for the present assignment by each such Company Worker to the Company or such Company Subsidiary of all right, title, and interest in and to any Intellectual Property arising out of such Company Worker’s employment by, engagement by or contract with the Company or such Company Subsidiary. To the Knowledge of the Company, no Company Worker has materially breached or is in material breach of any such agreement.

(f) Except as has not had a Company Material Adverse Effect, the Company and the Company Subsidiaries have taken all actions reasonably necessary to maintain and protect the Company Intellectual Property, including maintaining and protecting in confidence all confidential information of the Company or any Company Subsidiary and all Personal Data in the possession, custody, or control of, or Processed by or for, the Company or any Company Subsidiary (including establishing and maintaining appropriate physical, electronic, and other security policies, programs, and procedures). To the Knowledge of the Company, except as has not had a Company Material Adverse Effect, each service provider of the Company or any Company Subsidiary and each other Person that may Process any Personal Data for the Company or any Company Subsidiary or has access to any Personal Data in the possession, custody, or control of, or Processed by or for, the Company or any Company Subsidiary, or confidential information of the Company or any Company Subsidiary (each, a “Services Provider”) has taken all actions reasonably necessary to maintain and protect in confidence such Personal Data and confidential information (including establishing and maintaining appropriate physical, electronic, and other security policies, programs, and procedures).

(g) To the Knowledge of the Company, each Person that has had or has access to confidential information of the Company or any Company Subsidiary (including any Source Code) is subject to appropriate confidentiality obligations regarding the non-disclosure and protection of such confidential information, and, to the Company’s Knowledge, no such Person has materially breached or is in material breach of any such obligations. To the Knowledge of the Company, except as has not had a Company Material Adverse Effect, no Contract provides for, and no event has occurred, and no circumstance or condition exists, that, with or without the passage of time or giving of notice, requires: (i) the deposit of any Source Code for any Company Software or included in the Company Intellectual Property with an escrow agent or escrow service; (ii) the disclosure of any such Source Code to any Person; or (iii) a grant to any Person a license or right under any such Source Code. To the Knowledge of the Company, no Source Code for any Company Software or included in the Company Intellectual Property has been disclosed to any Person who is not an employee or consultant of the Company or any Company Subsidiary who is subject to appropriate confidentiality obligations regarding the Source Code.

(h) To the Knowledge of the Company, except as has not had a Company Material Adverse Effect, no funding, facilities, personnel, or resources of a university, college, other educational or academic institution or research center or a Governmental Entity has been used by the Company or any Company Subsidiary in the development of any Company Intellectual Property, and no university, college, other educational or academic institution or research center or Governmental Entity has any claim or right in or to any such Intellectual Property.

(i) To the Knowledge of the Company, the Company IT Systems are and will be sufficient for the immediate and currently anticipated future needs of the Company and the Company Subsidiaries and their intended function, operation, and purposes, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner. To the Knowledge of the Company, except as has not had a Company Material Adverse Effect, the Company and each Company Subsidiary own or have valid and enforceable rights to use the material Company IT Systems.

(j) To the Knowledge of the Company, except as has not had a Company Material Adverse Effect, the Company and each Company Subsidiary have taken all steps reasonably necessary to maintain and protect, and the Company and each Company Subsidiary has contractually required all Services Providers to maintain and protect, the security, confidentiality, integrity, and continuity of the Company IT Systems (including the data and information stored or contained therein or transmitted thereby), and to prevent and guard against any unauthorized use, access, interruption, or modification of any of the Company IT Systems (including such data or information), including maintaining compliance with generally accepted industry security standards and storing on-site and off-site back-up copies of material data and information.

(k) The Company’s representations and warranties set forth in this Section 4.14 constitute the sole and exclusive representations and warranties of the Company related to Intellectual Property matters, Personal Data, data privacy, data security and Company IT Systems.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file) in all material respects.

(b) All material Taxes (whether or not shown on a Tax Return) of the Company and each Company Subsidiary due and payable have been timely paid.

(c) To the Knowledge of the Company, no deficiencies for material Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity, and neither the Company nor any Company Subsidiary has received, to the Knowledge of the Company, any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters or (iii) written notice of any claim, proposal or assessment against the Company or any Company Subsidiary for any such deficiency for material Taxes. As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to any material Taxes. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes.

(d) Each of the Company and the Company Subsidiaries has duly and timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with any amounts paid or owing, including in respect of Company Share Awards to any employee, independent contractor, creditor, stockholder, or other third party and timely and accurately filed all associated forms and Tax Returns.

(e) There are no material Liens or other security interests upon any property or assets of the Company or any Company Subsidiary for material Taxes, except for Liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP.

(f) To the Knowledge of the Company, the Company was not, for the taxable year ended December 31, 2019, treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(g) Neither the Company nor any Company Subsidiary takes the position for Tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation. Each Company Subsidiary located in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Entities.

(h) None of the Company Subsidiaries located in the PRC has received any written notice with respect to suspension, repeal, reduction, revocation, cancellation or any other changes (including retroactive changes) of any material Tax Incentive enjoyed by it. No submissions made by or on behalf of the Company or any Company Subsidiary to any Governmental Entity in connection with obtaining any Tax Incentive contained any material misstatement or omission that would have affected the granting of such Tax Incentive.

Section 4.16 Insurance. Except as has not had a Company Material Adverse Effect: (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and the Company Subsidiaries are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any Company Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted.

Section 4.17 Real Estate.

(a) Section 4.17(a) of the Company Disclosure Schedule lists the location of each parcel of real property in which the Company or any of the Company Subsidiaries holds any title ownership or land use rights where title ownership is not available to private parties in the jurisdiction in which such real property is located which is material to business of the Company and Company Subsidiaries taken as a whole (“Owned Real Property”). Except as would not have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds good and valid title to, or valid land use rights with respect to, each parcel of Owned Real Property free and clear of all Liens and encumbrances, except Permitted Encumbrances and (ii) each of the Company and the Company Subsidiaries has paid in full any and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights.

(b) Section 4.17(b) of the Company Disclosure Schedule lists the location of each parcel of real property leased by the Company or a Company Subsidiary which is material to business of the Company and Company Subsidiaries taken as a whole (“Leased Real Property”) and a true and complete list of all leases for each such Leased Real Property. Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has a valid leasehold interest in all of its Leased Real Property free and clear of any and all Liens and encumbrances, except Permitted Encumbrances.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all Liens and encumbrances, except Permitted Encumbrances. Such personal property and Owned Real Property and Leased Real Property (taken as a whole) are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not have a Company Material Adverse Effect.

Section 4.18 Affiliate Transactions. No officer or director of the Company or any Company Subsidiary is presently a party to any transaction with the Company or any Company Subsidiary that would be required to be reported under Item 7.B. of Form 20-F under the Exchange Act (other than for services as officers, directors and employees of the Company or any Company Subsidiary), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including Company Options and Company RSUs, in each case, in the ordinary course of business and consistent with past practice.

Section 4.19 Brokers. Other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has provided to Parent a copy of the engagement letter of the Company Financial Advisor and such engagement letter has not been amended or modified.

Section 4.20 Anti-Takeover Provisions. The Company is not a party to a shareholder rights agreement or “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (save for the Cayman Companies Law) or any similar anti-takeover provision in the Company Memorandum and Articles that is applicable to the Company, the Company Shares, the Merger or any other transactions contemplated hereby.

Section 4.21 PRC Subsidiaries. Except as has not had and would not reasonably be expected to have, a Company Material Adverse Effect:

(a) All filings and registrations with competent PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including the registrations with MOFCOM, the State Administration for Market Regulation or its competent local counterparts, SAFE, tax bureau and customs authorities, have been duly completed in accordance with applicable PRC Laws.

(b) The Company controls its PRC VIEs through a series of contractual arrangements (the underlying Contracts for such arrangements, collectively, the “VIE Contracts”) and each of the VIE Contracts constitutes the valid, binding and enforceable obligations of the relevant parties thereto under the prevailing interpretation of applicable PRC Laws as of the date hereof and enable the Company to consolidate the financial statements of the PRC VIEs in accordance with GAAP, and to the Knowledge of the Company, there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or material terms of such contractual arrangements. Section 4.21(b) of the Company Disclosure Schedule sets forth a true and complete list of the VIE Contracts.

(c) The ownership structures of the PRC VIEs and the PRC VIEs’ shareholders as described in the Company SEC Filings do not violate any applicable PRC Laws as such applicable PRC Laws are being interpreted and enforced as of the date hereof. The registered capital of each PRC Subsidiary (including each of the VIEs that were incorporated under the PRC Laws (the “PRC VIEs”) and each of its Subsidiaries) is fully contributed in accordance with applicable PRC Laws.

(d) No approvals, other than those already obtained, are required to be obtained for the performance by the respective parties of their obligations and the transactions contemplated under the VIE Contracts, except (i) if the WFOE (or any other Person designated by the WFOE) decides to exercise the option granted under the applicable VIE Contract to purchase the Equity Interests in a PRC VIE and, as a result of such purchase, relevant PRC VIE will be operating its business in a restricted industry under PRC Laws, such purchase shall be subject to prior approval by MOFCOM and be further subject to registrations with the relevant PRC Government Entities, and (ii) if there is any change to the shareholding percentage or registered capital of any PRC VIE, the pledges under the applicable VIE Contract shall be subject to re-registration with the State Administration for Market Regulation or its local counterparts.

(e) Other than any violation, conflict or breach fully cured prior to the date hereof, the execution, delivery and performance by each of the relevant parties of their respective obligations under each of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not, do not and will not (i) result in any violation of their respective articles of association, their respective business licenses or constitutive documents, (ii) result in any violation of any applicable Laws, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement, instrument, arbitration award or judgment, Order or decree of any court of the PRC having jurisdiction over the relevant parties to the VIE Contracts, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them.

(f) There have been no disputes or any Legal Proceedings of any nature, raised by any Governmental Entity or any other party in writing, pending or, to the Knowledge of the Company, threatened against any of the Company, any WFOE or any VIE or its respective shareholders that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as a whole, (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and described in the Company SEC Filings, (iii) claim any ownership, share, equity or interest in any VIE, or claim any compensation for not being granted any ownership, share, equity or interest in any VIE, in each case in the preceding clauses (i) through (iii), where such dispute, disagreement, claim, legal proceeding or Action has a materially disproportionate adverse effect on the Company, the WFOE, any PRC VIE or its respective shareholders as compared to other similarly situated enterprises in the PRC which adopt a similar “variable interest entity” structure that allows one entity to exercise voting control and have a substantial economic interest in another entity where such first entity does not, directly or indirectly, own a majority of the equity interests of the second entity. Except as reflected or otherwise reserved against on the Financial Statements, neither the Company nor any of its Subsidiaries are subject to any liabilities or obligations in connection with any liquidation, dissolution, deregistration or similar corporate event involving any PRC Subsidiary.

Section 4.22 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of Company Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with this Agreement and the transactions contemplated hereby or by the Support Agreement or the Equity Commitment Letter, and each of Parent and Merger Sub acknowledges and agrees with the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Schedule, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification. Parent is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and Merger Sub is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association as in effect as of the date hereof of Parent and Merger Sub, respectively.

Section 5.2 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists solely of 50,000 ordinary shares, par value $1.00 per share, of which one ordinary share of Parent is issued and outstanding. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger and the other transactions (including any financing transactions in connection herewith) contemplated hereby.

(b) As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value $1.00 per share, of which one ordinary share is issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any Lien. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger and the other transactions (including any financing transactions in connection herewith) contemplated hereby.

Section 5.3 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no vote of Parent’s or Merger Sub’s shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.4 No Conflict; Required Filings and Consents

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not (i) conflict with or violate any provision of the memorandum and articles of association of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 5.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 5.4(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated hereby by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under by the Exchange Act, the Securities Act or any other federal or state securities Laws or the rules and regulations of NASDAQ, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing of the Plan of Merger as required by the Cayman Companies Law, (iii) the PRC Required Approvals or (iv) any actions or filings the absence of which would not reasonably be expected to materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 5.5 Litigation. As of the date hereof, to the Knowledge of Parent, there is no material Action pending or threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions provided for herein.

Section 5.6 Financing.

(a) Parent has delivered to the Company a true and complete copy of the equity commitment letter (the “Equity Commitment Letter”), dated as of the date of this Agreement, from Kang Bo Si Nan (Beijing) Technology Co., Ltd. (康博司南（北京）科技有限公司) (the “Equity Financing Commitment”), regarding the proposed equity investments set forth therein (the “Equity Financing”).

(b) The Equity Commitment Letter is in full force and effect as of the date hereof and constitutes the legal, valid and binding obligations of Parent and, to the Knowledge of Parent, of the other parties thereto, in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. Assuming (A) the Equity Financing Commitment is funded in accordance with the Equity Commitment Letter, (B) the cancellation of the Rollover Securities and issuance of new shares of Parent as contemplated by the Support Agreement are made in accordance with the terms of the Support Agreement, (C) the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2 or the waiver of such conditions, Parent and Merger Sub will have at and after the Closing funds sufficient to pay the aggregate Per Share Merger Consideration, the aggregate Per ADS Merger Consideration and all fees and expenses payable by them in connection with the consummation of the Merger and the other transactions contemplated hereby. The obligations of the financing source to fund the commitment under the Equity Financing Commitment is not subject to any contractual conditions other than as set forth in the Equity Commitment Letter. As of the date of this Agreement, (i) the Equity Financing Commitment has not been amended or modified, and the commitment contained in the Equity Financing Commitment has not been withdrawn or rescinded, (ii) the Equity Commitment Letter is in full force and effect, and (iii) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Equity Financing Commitment by Parent. The Equity Commitment Letter provides that the Company is a third party beneficiary thereof. There are no side letters or other oral or written Contracts related to the funding of the full amount of the Equity Financing to which Parent or any of its Subsidiaries is a party.

Section 5.7 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing.

Section 5.8 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waive of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the Equity Financing, the payment of the Per ADS Merger Consideration, the payment of the Per Share Merger Consideration, and the aggregate amount of consideration payable in respect of Cashed-Out Company Share Awards in accordance with Section 3.1, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the payment of all related expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time as such term is used under the Laws of the Cayman Islands.

Section 5.9 Ownership of Shares. Other than the Rollover Securities, neither Parent nor Merger Sub owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Equity Interests in the Company.

Section 5.10 Buyer Group Contracts. As of the date hereof, other than the Support Agreement, the Equity Commitment Letter, and any other agreements or arrangements disclosed in the Schedule 13D initially filed with the SEC by the Rollover Securityholders on July 15, 2019 and subsequently amended through the date hereof, there are (i) no side letters or other Contracts (whether oral or written) relating to the transactions between two or more of the following persons: each of the Rollover Securityholders, Parent, Merger Sub or any of their respective Affiliates, and (ii) no Contracts (whether oral or written) (A) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the transactions contemplated by this Agreement, including the Merger, (B) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per ADS Merger Consideration or the Per Share Merger Consideration, (C) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (D) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger.

Section 5.11 Non-Reliance. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto. Each of Parent and Merger Sub further acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV of this Agreement, in connection with the Merger or the other transactions contemplated hereby or by the Support Agreement or the Equity Commitment, Parent and Merger Sub are not relying on any representation or warranty made by the Company, any Company Subsidiary, any Company Representative or any other Person, except for those expressly set forth in Article IV of this Agreement.

Section 5.12 No additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Agreement, the transactions contemplated hereunder or by the Support Agreement or the Equity Commitment Letter, and the Company hereby acknowledges the foregoing.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business by the Company Pending the Closing

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as otherwise expressly permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (i) conduct its business in the ordinary course consistent with past practice, and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with each of the customers, suppliers and other Persons with whom the Company or any Company Subsidiary has business relations. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly permitted by this Agreement, as required by applicable Law, as deemed necessary by the Company in good faith (after prior consultation with Parent) to preserve the viability of the business directly in response to pandemic conditions related to the coronavirus disease (COVID-19) or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions:

(i) amend or otherwise change the Company Memorandum and Articles or equivalent organizational documents of the Company Subsidiaries;

(ii) issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of any class or series of its share capital or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its share capital or other Equity Interests (other than pursuant to the exercise or vesting of the Company Share Awards existing on the date hereof on the terms in effect on the date hereof);

(iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its share capital (other than dividends paid by a Company Subsidiary to the Company or to any other Company Subsidiary wholly-owned by Company), or enter into any agreement with respect to the voting of its share capital;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its share capital or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its share capital or other Equity Interests, except pursuant to the exercise or settlement of employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $15,000,000 (or an equivalent amount in RMB) individually and $15,000,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and the Company Subsidiaries;

(vi) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or other Contracts evidencing Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, except for (A) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (B) Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices in a principal amount not in excess of $15,000,000 (or an equivalent amount in RMB) for all such Indebtedness by the Company and the Company Subsidiaries in the aggregate and (C) Indebtedness owed by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary; provided that any Indebtedness incurred or otherwise acquired, or modified, or assumed under this Section 6.1(a)(vi) shall be subject to prepayment without penalty at any time.

(vii) grant any Lien on any of its assets, other than Liens granted in connection with any Indebtedness permitted under Section 6.1(a)(vi);

(viii) sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets, rights or properties of the Company or any Company Subsidiary having a current value in excess of $15,000,000 (or an equivalent amount in RMB) in the aggregate;

(ix) sell, transfer, assign, license, grant any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, or otherwise dispose of (including, by merger, consolidation or sale of stock or assets), abandon, permit to lapse, permit to be subject to any Lien, or fail to maintain or protect in full force and effect (including any failure to protect the confidentiality of), any Company Intellectual Property, or disclose to any Person any confidential information (except for disclosure of confidential information in the ordinary course of business consistent with past practice and pursuant to appropriate confidentiality agreements, and non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice);

(x) authorize, or make any commitment with respect to, any single capital expenditure in excess of $15,000,000 (or an equivalent amount in RMB) or capital expenditures for the Company and the Company Subsidiaries in excess of $15,000,000 (or an equivalent amount in RMB) in the aggregate;

(xi) enter into any new line of business outside of its existing business segments;

(xii) (A) grant or announce any stock option, equity, equity-linked or incentive awards or change the vesting dates of any Company Share Awards from the vesting date for the Company Share Awards set forth in Section 4.2(a) of the Company Disclosure Schedule, (B) subject to Section 6.12(c), grant or announce any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary having a total annual base salary and incentive compensation opportunity in excess of $15,000,000 (or an equivalent amount in RMB), (C) hire (or enter into any employment agreements with) any employees having a total annual base salary and incentive compensation opportunity in excess of $15,000,000 (or an equivalent amount in RMB), (D) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan, or (E) enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan or benefit arrangement or any collective bargaining agreement;

(xiii) communicate with employees of the Company or any Company Subsidiary regarding the compensation, benefits or other treatment that they will receive in connection with the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(xiv) except as may be required by GAAP or as a result of a change in Law, make any change in accounting principles, policies, practices, procedures or methods;

(xv) change any method of Tax accounting, make or change any material Tax election, adopt or change any accounting method, file any amended material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, fail to pay any material Taxes as they become due and payable, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax;

(xvi) settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries (A) for an amount in excess of $15,000,000 (or an equivalent amount in RMB) in the aggregate, (B) entailing the incurrence of (x) any obligation or liability of the Company or any Company Subsidiary in excess of such amount, or (y) obligations that would impose any material restrictions on the business or operations of the Company or any of the Company Subsidiaries, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of the Company or any Company Subsidiary relating to the transactions contemplated by this Agreement;

(xvii) (A) enter into (other than extensions at the end of a term in the ordinary course of business), terminate or materially amend or modify any Company Material Contract, VIE Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, or (B) waive any material default under, or release, settle or compromise any material claim against the Company or Company Subsidiary or liability or obligation owing to the Company or Company Subsidiary under any Company Material Contract or VIE Contract;

(xviii) fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xix) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company);

(xx) take any action which would result in any of the conditions to the Merger set forth in Article VII not being satisfied or that would reasonably be expected to prevent, delay or impair the ability of the Company to consummate the Merger prior to the End Date; or

(xxi) knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing actions.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ respective operations.

Section 6.2 Proxy Statement; Schedule 13E-3; Company Shareholders Meeting

(a) Proxy Statement. As promptly as practicable after the date hereof, the Company shall prepare a proxy statement relating to authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby, including the Merger (such proxy statement, as amended or supplemented, the “Proxy Statement”). The Company shall cause the Proxy Statement to be filed with the SEC as soon as practicable after the date hereof, and in any event no later than thirty (30) days following the date hereof; provided, however, that failure to so file the Proxy Statement in such time period shall not constitute a breach of this Agreement and shall not give Parent and Merger Sub a right to terminate this Agreement or rely upon any closing condition as a reason not close when otherwise required to do so by this Agreement. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with the preparation of the Proxy Statement. Subject to and without limiting the rights of the Special Committee and the Company Board pursuant to Section 6.4(d), the Proxy Statement shall include the Company Recommendation.

(b) Schedule 13E-3. Concurrently with the preparation and filing of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and file with the SEC the Schedule 13E-3 with respect to the Merger. The Company and Parent shall cooperate and consult with each other in preparation of the Schedule 13E-3, including furnishing the information required by the Exchange Act to be set forth in the Schedule 13E-3.

(c) SEC Comments. The Company, after consultation with Parent, shall respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement and/or the Schedule 13E-3. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement and/or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement. The Company shall not (i) file or mail the Proxy Statement, including any amendments or supplements thereto, (ii) file the Schedule 13E-3, including any amendments or supplements thereto, (iii) respond to any comments by the SEC, or (iv) file any other required filings, including any amendments or supplements thereto, unless (x) Parent and its counsel have had a reasonable opportunity to review and propose comments on such document or response and (y) the Company has incorporated those comments reasonably proposed by Parent and its counsel into such document or response. As promptly as practicable after the SEC confirms that it has no further comments to the Proxy Statement and the Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the holders of Company Shares and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Information Supplied. Each of Parent, Merger Sub and the Company agrees, as to it and its respective Affiliates, directors, officers, employees, agents or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Company Shares and at the time of the Company Shareholders Meeting or any adjournment thereof, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with the other Party with respect to such amendment or supplement and shall afford the other Party and their Representatives reasonable opportunity to comment thereon.

(e) Shareholders Meeting.

(i) As promptly as practicable following the date on which the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, the Company shall (x) take, in accordance with the Cayman Companies Law and the Company Memorandum and Articles, all action reasonably necessary to duly call, give notice of, set a record date for and hold an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”), which shall not be held later than forty-five (45) days after the date on which the Proxy Statement is mailed to the holders of Company Shares for the purpose of obtaining the Shareholder Approval, and (y) mail or cause to be mailed a letter to the holders of Company Shares, notice of the Company Shareholders Meeting and form of proxy card accompanying the Proxy Statement that will be provided to the holders of Company Shares in connection with the solicitation of proxies for use at the Company Shareholders Meeting.

(ii) Notwithstanding any other provision of this Agreement, the Company may adjourn or postpone the Company Shareholders Meeting for up to ten (10) Business Days (but in any event no later than five (5) Business Days prior to the End Date), (w) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) voting in favor of approval of this Agreement and the transactions contemplated hereby, including the Merger, to obtain the Shareholder Approval, (x) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of any party hereto, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting, in which event the Company shall, in each case, cause the Company Shareholders Meeting to be adjourned or postponed in accordance with Parent’s request, (y) to the extent required by Law or any court of competent jurisdiction, or (z) if the Company has provided a written notice to Parent pursuant to Section 6.4(d) that the Company Board intends to make a Company Adverse Recommendation Change or the Company intends to enter into any Alternative Acquisition Agreement relating to an Acquisition Proposal in accordance with Section 6.4(d) and in either case the notice period contemplated by Section 6.4(d) has not yet expired.

(iii) Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, unless permitted by this Agreement or required to do so by applicable Law; provided that, in the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, the Company may establish a new record date.

(iv) At the Company Shareholders Meeting, the Company shall, through the Company Board (upon recommendation of the Special Committee), make the Company Recommendation and, unless there has been a Company Adverse Recommendation Change, the Company shall (A) take all reasonable lawful action to solicit the Shareholder Approval, and (B) publicly reaffirm the Company Recommendation within two (2) Business Days after any request by Parent. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to and in accordance with Article VIII, this Agreement shall be submitted to the holders of Company Shares for the purpose of obtaining the Shareholder Approval. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval. Without the prior written consent of Parent, the authorization and approval of this Agreement and the Plan of Merger and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the holders of Company Shares at the Company Shareholders Meeting or any adjournment thereof.

(f) Company Obligations. Subject to the Company’s right to terminate this Agreement pursuant to Section 8.1(c)(iii), the Company’s obligations pursuant to this Section 6.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal. If, pursuant to Section 6.4(d), a Company Adverse Recommendation Change is effected, Parent shall have the option (the “Shareholder Vote Option”), exercisable by providing written notice within twenty (20) Business Days of such Company Adverse Recommendation Change to the Company of Parent’s election to exercise such option, to cause the Company to convene the Company Shareholders Meeting and submit this Agreement to its shareholders as contemplated by this Section 6.2 notwithstanding such Company Adverse Recommendation Change.

Section 6.3 Access to Information; Confidentiality

(a) Access to Information. Subject to Section 6.3(b), from the date of this Agreement to the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall instruct each of the Company Subsidiaries and each of its and their respective Representatives (collectively, the “Company Representatives”) to: (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, the “Parent Representatives”) access at reasonable times during normal business hours, upon reasonable prior notice, to the officers, employees, agents, properties, suppliers, customers, offices, other facilities and books and records (including Tax Returns and Tax work papers) of the Company or such Company Subsidiary, and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the NDA or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any Company Subsidiary’s operation of its business or (C) provide access to or furnish any information if doing so would violate any applicable Law, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any Company Subsidiary’s privilege with respect thereto.

(b) Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.3(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the NDA or any similar confidentiality agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3. Each of the NDA and such confidentiality agreements shall continue in full force and effect in accordance with its terms until the earlier of the Effective Time or the expiration of such agreement according to its terms.

Section 6.4 No Solicitation of Transactions

(a) Except as expressly permitted by this Section 6.4, the Company and its officers and directors shall, and the Company shall instruct and cause the Company Subsidiaries and the Company Representatives to:

(i) immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, effective on and from the date hereof; and

(ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not:

(A)initiate, solicit, propose, knowingly encourage (including by providing non-public information) or take any action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(B)engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or provide any non-public information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement, or other existing agreement or arrangement if it is reasonably likely that the Person receiving such information could use such information for purposes of evaluating or developing an Acquisition Proposal;

(C) grant any waiver, amendment or release under any standstill or confidentiality agreement or any anti-takeover Law, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal;

(D) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or that conflicts with or is inconsistent with this Agreement or requires the Company to abandon this Agreement or the Merger; or

(E) resolve, propose, agree or publicly announce an intention to do any of the foregoing.

(b) Subject to compliance with the other provisions of this Section 6.4, at any time prior to the receipt of the Shareholder Approval, the Special Committee may directly or indirectly through the Company, the Company Subsidiaries and the Company Representatives, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.4:

(i) contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii) provide information (including any non-public information or data concerning the Company or any of the Company Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement (a copy of which shall be promptly (in all events within 48 hours) provided to Parent); provided that the Company shall concurrently make available to Parent any non-public information concerning the Company and the Company Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; and/or

(iii) engage or participate through the Special Committee in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 6.4(b)(ii) or Section 6.4(b)(iii) above, the Company Board (upon the recommendation of the Special Committee) shall have determined in good faith, based on the information then available and after consultation by the Special Committee with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(c) Except as expressly provided by Section 6.4(d), neither the Company Board nor any committee thereof shall:

(i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) authorize, approve or recommend, or propose to authorize, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) (x) fail to publicly recommend against any Acquisition Proposal or (y) fail to publicly reaffirm the Company Recommendation, in each case within two (2) Business Days after Parent so requests in writing, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) fail to include the Company Recommendation in the Proxy Statement, (F) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal or (G) take any other action or make any other public statement that is inconsistent with the Company Recommendation (any action described in clauses (A) through (G), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Acquisition Proposal.

(d) Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to obtaining the Shareholder Approval, the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal, the Company Board (upon recommendation of the Special Committee) may (i) effect a Company Adverse Recommendation Change with respect to such Superior Proposal and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(i) the Company Board (upon recommendation of the Special Committee) determines in good faith, after consultation by the Special Committee with its independent nationally recognized financial advisor and outside legal counsel, that failure to do so would or likely would violate its fiduciary duties under applicable Laws;

(ii) the Company shall have complied with its obligations under this Section 6.4; and

(iii) prior to effecting a Company Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, each in accordance with this Section 6.4(d), (A) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to this Section 6.4(d), which notice shall specify the basis for such Company Adverse Recommendation Change or termination of this Agreement, including the identity of the party making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal, and (B) the Company shall, and shall have caused its or the Special Committee’s financial and legal advisors to, during the Notice Period, (1) provide to Parent and the Parent Representatives any confidential information that has been disclosed to the party making the Superior Proposal and has not been disclosed to Parent or the Parent Representatives, (2) negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (3) permit Parent and the Parent Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 6.4 (including Section 6.4(d)) with respect to such new written notice.

(e) None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit the Company’s ability to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change in light of a Superior Proposal.

(f) Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board from complying with its disclosure obligations under U.S. federal Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders); provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation within two (2) Business Days following any request by Parent.

(g) The Company shall promptly (and, in any event, within 24 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board (upon the recommendation of the Special Committee) or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis (at least every Business Day), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(h) In the event any Company Representative takes any action which, if taken by the Company, would constitute a breach of this Section 6.4, then the Company shall be deemed to be in breach of this Section 6.4.

(i) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of the holders of Company Shares any Acquisition Proposal or propose to do so.

Section 6.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 6.4, Parent, Merger Sub and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts, and the Company shall cause the Company Subsidiaries to use reasonable best efforts, to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders, including the PRC Required Approvals, necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided that all obligations of the Company, Parent and Merger Sub relating to the Equity Financing shall be governed exclusively by Section 6.6, and not this Section 6.5

(b) Each of Parent and the Company shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including (i) the obtaining of the PRC Required Approvals and (ii) promptly furnishing the other with copies of notices or other communications received by Parent or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filings related to the transactions contemplated by this Agreement, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(d) In furtherance and not in limitation of the covenants of the Parties contained in Section 6.5(a) through Section 6.5(c), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violation of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each Party shall use its reasonable best efforts to vigorously contest, resist and otherwise resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, (i) neither Parent nor any of its Affiliates (including, after the Effective Time, the Surviving Company) shall be required to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets and (ii) in no event shall the Company or any of its Affiliates be required to pay any material amount to obtain any consents, approvals, registrations, authorizations, waivers, Permits and Orders (including the payment of filing fees and fees of counsel), unless expressly consented to in writing by Parent.

Section 6.6 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter until the transactions contemplated hereby (including the Merger) are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letter applicable to Parent and/or Merger Sub that are within its control, (iv) consummate the Equity Financing at or prior to the Effective Time and (v) enforce the parties’ funding obligations and the rights of Parent and Merger Sub under the Equity Commitment Letter to the extent necessary to fund the consideration for the Merger; provided that Parent and/or Merger Sub may amend or modify the Equity Commitment Letter so long as (A) the aggregate proceeds of the Equity Financing (as amended or modified) will be sufficient for Parent and the Surviving Company to pay (1) the consideration for the Merger and (2) any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby (including the Merger) upon the terms and conditions contemplated hereby and (B) such amendment or modification would not prevent, materially delay or materially impede or impair (1) the ability of Parent and Merger Sub to consummate the transactions contemplated hereby (including the Merger) or (2) the rights and benefits of the Company under the Equity Commitment Letter. Parent shall deliver to the Company true and complete copies of such amendment or modification as promptly as practicable after execution thereof. In the event any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated in the Equity Commitment Letter, Parent shall promptly notify the Company and use its reasonable best efforts to obtain replacement debt or equity financing as promptly as practicable following the occurrence of such event.

(b) Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Equity Commitment Letter, if such amendment, modification or waiver reduces the aggregate amount of the Equity Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Equity Financing in a manner that, in each case, would prevent or materially delay or otherwise materially impede or impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby (including the Merger).

Section 6.7 Financing Assistance. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any material provision of the Equity Commitment Letter or termination of the Equity Commitment Letter by any party to the Equity Commitment Letter or (ii) upon the receipt of any written notice from any party to the Equity Commitment Letter with respect to any threatened breach of any material provision of the Equity Commitment Letter or threatened termination of the Equity Commitment Letter by such party. If any portion of the Equity Financing becomes unavailable on terms and conditions contemplated in the Equity Commitment Letter, and Parent arranges (or causes to be arranged) to obtain alternative equity or debt financing commitments from alternative sources, the Company shall, and shall cause each Company Subsidiary to, and shall use its reasonable best efforts to cause the Company Representatives to, provide such cooperation as may be reasonably requested by Parent and Merger Sub in connection with obtaining financing from alternative sources. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with such cooperation. Notwithstanding anything to the contrary, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.7, shall be deemed satisfied unless the Equity Financing (or any alternative financing) has not been obtained primarily as a result of the Company’s or its Subsidiaries’ breach of such cooperation obligation.

Section 6.8 Notices of Certain Events. From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, each of the Company and Parent shall promptly notify the other orally and in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied, (b) any Action commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated hereby (the “Transaction Litigation”), or (c) the failure of any such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger or any other transactions contemplated by this Agreement not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not constitute a failure of a conditions set forth in Article VII, except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

Section 6.9 Transaction Litigation. The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor any Company Subsidiary nor any Company Representative shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have first consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed); provided that after receipt of Shareholder Approval, the Company shall cooperate with Parent and, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction.

Section 6.10 Publicity. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement, the Merger or any other transactions contemplated by this Agreement and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.10 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Company Adverse Recommendation Change made or termination of this Agreement in compliance with this Agreement.

Section 6.11 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall cause to be delivered to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.12 Indemnification of Directors and Officers

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in the Company Memorandum and Articles or comparable organizational documents of any of the Company Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of the Company Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of the Company Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the memorandum and articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Memorandum and Articles and other similar organizational documents of the Company Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner that would affect adversely the rights thereunder of the Indemnified Parties, except as required by applicable Law.

(b) From and after the Effective Time, the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable Laws, the Company Memorandum and Articles and any applicable Contracts, each Indemnified Party against any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party’s service as a director or officer of the Company or any Company Subsidiary or services performed by such Person at the request of the Company or any Company Subsidiary, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) any claim arising from the transactions contemplated hereby, and any actions taken by Parent with respect thereto (including any disposition of assets of the Surviving Company or any Company Subsidiary which is alleged to have rendered the Surviving Company and/or any Company Subsidiary insolvent).

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policy with respect to any matter claimed against a director or officer of the Company or any Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Company be required to expend for such policy pursuant to this sentence an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.12.

(e) The agreements and covenants contained in this Section 6.12 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries or their respective officers, directors and employees.

(f) The provisions of this Section 6.12 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

Section 6.13 Anti-takeover Law. Parent, the Company and their respective boards of directors (or with respect to the Company, the Special Committee, if appropriate) shall (a) take all reasonable action necessary to ensure that no anti-takeover Law is or becomes applicable to this Agreement or the transactions provided for in this Agreement (including the Merger) and (b) if any anti-takeover Law becomes applicable to this Agreement or the transactions contemplated by this Agreement (including the Merger), take all reasonable action necessary to ensure that the transactions provided for in this Agreement (including the Merger) may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such anti-takeover Law on this Agreement or the transactions provided for in this Agreement (including the Merger).

Section 6.14 Stock Exchange De-Listing. Parent shall cause the ADSs to be de-listed from NASDAQ and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time

Section 6.15 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 6.16 Actions Taken At The Direction of Parent. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent, including Mr. Guosheng Qi or Mr. Guofa Yu, without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, or waiver (in the case of the Company, upon the approval of the Special Committee), at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. (x) No Order (whether temporary, preliminary or permanent in nature) shall have been issued by any court of competent jurisdiction or any Governmental Entity, and (y) no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, is in effect that enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Merger.

(c) Additional Approvals. All PRC Required Approvals in relation to the transaction contemplated by this Agreement shall have been completed or obtained.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 4.2(a), Section 4.2(b), Section 4.3, Section 4.8(ii) and Section 4.19, the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.5(b) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date), (iii) the representations and warranties set forth in Section 4.3, and Section 4.8(ii) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date), and (iv) the representations and warranties set forth in Section 4.2(a), Section 4.2(b) and Section 4.19 shall be true and correct in all respects (except for de minimus inaccuracies) as of the date hereof and as of the Closing as if made at such time.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate from the Company, dated the Closing Date, signed by an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a), Section 7.2(b), and Section 7.2(d).

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one of which may be waived in writing by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate from Parent, dated the Closing Date, signed by an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the transactions provided for herein.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by (i) in the case of the Company, the Company Board (acting only upon the recommendation of the Special Committee and (ii) in the case of Parent, its board of directors or sole director (as applicable), whether before or after receipt of the Shareholder Approval (except as set forth in Section 8.1(c)(iii)):

(a) by mutual written consent of Parent and the Company; or

(b) by either Parent or the Company (provided, in the case of the Company, it has not breached Section 6.4):

(i) if the Merger has not been consummated by 11:59 p.m., Hong Kong time, on March 31, 2021 (such date as may be extended in accordance with this Section 8.1(b)(i), the “End Date”); provided that if the conditions set forth in Section 7.1(c) shall not have been satisfied or waived by the End Date, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the Company or Parent may extend the End Date to (x) June 30, 2021 by giving written notice of such extension to the other parties hereto for the purpose of satisfying any such condition, or (y) such other date mutually agreed by the Company and Parent if further extension beyond June 30, 2021 is required;

(ii) if (x) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and non-appealable or (y) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that prior to termination pursuant to this Section 8.1(b)(ii), each of the Parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.5; or

(iii) if the Shareholder Approval is not obtained at the Company Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon;

provided, however, that in each of clauses (i) through (iii) above, the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been the primary cause of, or resulted in, the failure of the applicable conditions(s) being satisfied; or

(c) by the Company:

(i) if (x) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3(b) would not be satisfied or (y) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured, or if capable of being cured, is not cured by Parent of Merger Sub within thirty (30) calendar days after Parent or Merger Sub receives written notice of such breach from the Company (or, if the End Date is less than thirty (30) calendar days from the date of receipt of such notice, by the End Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied;

(ii) if (x) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied, (y) the Company has delivered to Parent an irrevocable confirmation in writing that all of the conditions set forth Section 7.3 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.3) and that the Company is ready, willing and able to consummate the Closing and (z) Parent and Merger Sub fail to complete the Closing within fourteen (14) days following the date on which the Closing should have occurred pursuant to Section 2.2;

(iii) prior to obtaining the Shareholder Approval, in order to enter into any Alternative Acquisition Agreement in accordance with Section 6.4(d), provided, that the Company shall have paid any amounts due pursuant to Section 8.2(b) in accordance with the terms, and at the times, specified therein; or

(iv) if the Company Board or the Special Committee has effected a Company Adverse Recommendation Change and Parent has not timely exercised the Shareholder Vote Option; or

(d) by Parent:

(i) if (x) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2(b) would not be satisfied or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured, or if capable of being cured, is not cured by the Company: (A) in the case of a breach of Section 6.4, within five (5) calendar days after the Company receives written notice of such breach from Parent, and (B) in the case of any other breach by the Company, within thirty (30) calendar days after the Company receives written notice of such breach from Parent or Merger Sub, or, in each case if the End Date is less than the foregoing five (5) calendar days or thirty (30) calendar days period (as the case may be) from the date of receipt of relevant notice, by the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied; or

(ii) if the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change or entered into an Alternative Acquisition Proposal; provided, however, that Parent’s right to terminate this Agreement due to such a Company Adverse Recommendation Change shall expire on the earlier of (x) the conclusion of the time period in which Parent may exercise the Shareholder Vote Option or (y) the opening of the polls at the Company Shareholders Meeting .

(e) Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination; Termination Fee.

(a) Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors or Affiliates; provided that the provisions in this Section 8.2, Article IX and the NDA shall remain in full force and effect and survive any termination of this Agreement. Notwithstanding the foregoing, in no event shall any Party (or any member of the Parent Group or Company Group) be liable for punitive damages.

(b) Company Termination Fee. In the event this Agreement is terminated

(i) by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii);

(ii) by the Company pursuant to Section 8.1(c)(iii); or

(iii) by either Parent or the Company pursuant to Section 8.1(b), and (A) at or prior to the termination of this Agreement, a Third Party shall have delivered to the Company Board a bona fide Acquisition Proposal (provided that for purposes of this Section 8.2(b)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to references to “50%” and such Acquisition Proposal shall not have been withdrawn prior to the termination of this Agreement), and (B) within twelve (12) months after the termination of this Agreement, the Company enters into a definitive agreement with respect to such Acquisition Proposal, the Company shall pay the Company Termination Fee to Parent (or its designee) promptly, but in any event (x) within two (2) Business Days after the date of such termination in the case of a termination referred to in clause (i) or (y) substantially concurrently with and as a condition of the execution and delivery of such definitive agreement by the Company in the case of a termination referred to in clause (ii), by wire transfer of same day funds to one or more accounts designated by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee. In the event that this Agreement is validly terminated (i) (A) by the Company or by Parent in accordance with Section 8.1(b)(i), (B) the Company has not breached in any material respect any of its covenants or other agreements hereunder such that the condition to Closing set forth in Section 7.1(c) would not be satisfied, and (C) all conditions to Closing (other than the condition to Closing set forth in Section 7.1(c) and other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived except for the condition set forth in Section 7.1(c), or (ii) in accordance with Section 8.1(c)(ii), then, subject to Section 8.2(e), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company (or its designees) the Parent Termination Fee by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). “Parent Termination Fee” means, (x) in the case of Section 8.2(c)(i), an amount equal to $300,000, and (y) in the case of Section 8.2(c)(ii), an amount equal to $600,000. For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Acknowledgement. Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.2(b) and Section 8.2(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and(iii) without the agreements contained in this Section 8.2, the Parties would not have entered into this Agreement.

(e) Limitations on Liabilities of Parent Group.

(i) Notwithstanding anything to the contrary in this Agreement or the Equity Financing Commitment, in the event that Parent or Merger Sub fails to effect the Closing when required pursuant to Section 2.2 for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.6, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c) and the provisions in the Equity Commitment Letter (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries and all members of the Company Group (as defined below) against (A) Parent or Merger Sub, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of Parent or Merger Sub, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (A) through (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby (including the Equity Financing Commitment) other than the payment of the Parent Termination Fee pursuant to Section 8.2(c), and in no event shall any of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereby (including the Equity Financing Commitment), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.2(c). In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement other than as specifically set forth in Section 9.6. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to pursue both a grant of specific performance as and only to the extent expressly permitted by Section 9.6 and the payment of the Parent Termination Fee pursuant to Section 8.2(c) or any other monetary damages.

(ii) The Company agrees to cause any Action (whether such Action is being prosecuted by the Company or any other member of the Company Group) pending against Parent, Merger Sub or any member of the Parent Group to be dismissed with prejudice at such time as, in connection with this Agreement or any of the transactions contemplated hereby (including the Equity Financing Commitment) if Parent pays the Parent Termination Fee pursuant to Section 8.2(c). Upon payment of the Parent Termination Fee, no Person shall have any rights (whether at law, in equity, in contract, in tort or otherwise) against any member of the Parent Group and no member of the Parent Group shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (including the Equity Financing Commitment). Nothing in this Section 8.2 shall in any way expand or be deemed to expand the circumstances in which Parent, Merger Sub or any other member of the Parent Group may be liable under this Agreement or any of the transactions contemplated hereby (including the Equity Financing Commitment).

(iii) Notwithstanding anything to the contrary set forth in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which the Parent Termination Fee is payable pursuant to Section 8.2, payment of the Parent Termination Fee as required hereunder shall constitute liquidated damages with respect to any claim for damages or any other claim which the Company would otherwise be entitled to assert against Parent or its assets, or against any employees or equityholders of Parent or any other member of the Parent Group, with respect to any such termination of this Agreement, and shall constitute the sole and exclusive remedy with respect to any such termination of this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which the Parent Termination Fee is payable pursuant to Section 8.2, the right to such payment (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement.

(iv) The provisions of this Section 8.2(e) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(f) Limitations on Liabilities of Company Group. Notwithstanding anything to the contrary in this Agreement, if the Company pays the Company Termination Fee pursuant to Section 8.2(b), then the payment of the Company Termination Fee in full by the Company shall be the sole and exclusive remedy of the Parent Group against the Company Group and none of the members of Company Group shall have any further liability or obligation relating to or arising out of this Agreement, the transactions contemplated hereby or the failure of the Merger to be consummated. Parent agrees to cause any Action (whether such Action is being prosecuted by Parent or any other member of the Parent Group) pending against the Company or any member of the Company Group to be dismissed with prejudice at such time as, in connection with this Agreement or any of the transactions contemplated hereby, the Company pays the Company Termination Fee pursuant to Section 8.2(b). The provisions of this Section 8.2(f) are intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

Section 8.3 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, in the case of the Company upon the approval of the Special Committee, subject to Section 8.4, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breach or inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided that after the receipt of the Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or Per ADS Merger Consideration or which adversely affects the rights of the holders of Company Shares or Company Share Awards hereunder without the approval of such holders of Company Shares or Company Share Awards, as applicable. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided that the Company may only take such action with the approval of the Special Committee; provided, further that after the receipt of the Shareholder Approval, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the holders of Company Shares may be made without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements contained in this Article IX, the agreements of Parent, Merger Sub and the Company in Article III, and Section 6.12 (Indemnification of Directors and Officers), and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case as follows:

(a) if to Parent or Merger Sub, at:

Attention:         Yang Xu

Address:           c/o 5F, South Wing, High Technology Building, No. 229 North

4th                    Ring Road, Haidian District, Beijing 100083, People’s Republic of China

Email:              xuyang@gridsum.com

with a copy (which shall not constitute notice) to:

Attention:         Stephanie Tang, Esq.

Address:           11th Floor, One Pacific Place, 88 Queensway, Hong Kong

Facsimile:         +852 2219 0222

(b) if to the Company, at:

Attention:

Address:

Facsimile:

with a copy (which shall not constitute notice) to:

Attention:

Address:

Facsimile:

(c) if to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West

Shanghai, 200040

People’s Republic of China

Attention: Jie (Jeffrey) Sun, Esq.

Facsimile: +86 21 6109 7022

Email: jeffrey.sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, CA 94025

USA

Attention: Richard V. Smith, Esq.

Facsimile: +1-415-773-5759

Email: rsmith@orrick.com

Section 9.3 Fees and Expenses. The Surviving Company shall pay all charges and expenses, including those of the Paying Agent and all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest), incurred in connection with the transactions contemplated by Article III. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Equity Financing Commitment, the Support Agreement and any other documents contemplated here by and thereby and the NDA constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.6 Specific Performance

(a) The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Parties in accordance with the terms hereof and that, subject to the limitations set forth in Section 9.6(b), each Party shall be entitled to specific performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any Party, in addition to any other remedy at law or equity. Subject to the limitations set forth in Section 9.6(b), each Party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the applicable court presiding over such Action.

(b) Notwithstanding anything herein to the contrary, the Parties further acknowledge and agree that the right of the Company, or any member of the Company Group, to obtain an injunction, specific performance or other equitable relief to prevent breaches of this Agreement shall be limited to seeking an injunction, specific performance or other equitable remedies to enforce Parent’s or Merger Sub’s obligation to cause the Equity Financing to be funded at the Effective Time, and shall be subject to the satisfaction of each of the following conditions: (A) Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.2, (B) the Company has irrevocably confirmed in writing that if the Equity Financing is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur, (C) the Equity Financing has not been funded and Parent and Merger Sub have not consummated the Merger, and (D) the Company has sought to terminate the Agreement and collect the Parent Termination Fee pursuant to Section 8.2(c)(ii), but has not received the payment of the Parent Termination Fee in accordance with Section 8.2(c)(ii).

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) or the negotiation, execution or performance of this Agreement (other than Article II and with respect to matters relating to fiduciary duties of the Company Board) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b) Article II of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article II of this Agreement, the negotiation, execution or performance of Article II of this Agreement, or matters relating to fiduciary duties of the Company Board, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(c) Consent to Jurisdiction. Subject to Section 9.6, in the event any dispute arises among the Parties out of or in relation to this Agreement, including any dispute regarding its existence, interpretation, performance, breach, termination or validity, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any Party has served written notice on the other Parties requesting the commencement of such consultations, then any Party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.7(c). The arbitration shall be conducted by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the Company and one (1) arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the HKIAC, upon the request of any Party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the Parties, their legal and professional advisers, and any person necessary for the conduct of the arbitration, unless otherwise required by Law or the Parties otherwise agree in writing. The Parties agree that all documents and evidence submitted in the arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the Parties otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the Parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The Parties agree that any arbitration award rendered in accordance with the provisions of this Section 9.7(c) shall be final and binding upon them, and the Parties further agree that such award may be enforced by any court having jurisdiction over the Party against which the award has been rendered or the assets of such Party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the Parties pursuant to or relating to this Agreement, each Party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

(d) WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.8 No Third-Party Beneficiaries. Except as expressly provided in Section 6.3(b) (Confidentiality and Restrictions), Section 6.12 (Indemnification of Directors and Officers), Section 8.2(b) (Company Termination Fee), Section 8.2(c) (Parent Termination Fee), Section 8.2(e) (Limitations on Liabilities of Parent Group) and Section 8.2(f) (Limitations of Liabilities of Company Group), each of Parent and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties acknowledge and agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs. The Parties acknowledge and agree that this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as the Parties and no member of the Parent Group (other than the Equity Financing Commitment) and no member of the Company Group (other than the Company), shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that Parent and/or Merger Sub may assign this Agreement (in whole but not in part) to any Affiliate of Parent. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

Section 9.11 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.12 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail, shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in Person.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GRIDSUM CORPORATION

By:	/s/ Guosheng Qi

Name:	Guosheng Qi
Title:	Director

GRIDSUM GROWTH INC.

By:	/s/ Guosheng Qi

Name:	Guosheng Qi
Title:	Director

GRIDSUM HOLDING INC.

By:	/s/ Lee Cheuk Yin Dannis

Name:	Lee Cheuk Yin Dannis
Title:	Independent Director

Signature Page to Agreement and Plan of Merger

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on ________ 2021.

BETWEEN

(1)

Gridsum Growth Inc., an exempted company incorporated under the laws of the Cayman Islands on July 9, 2020, with its registered office situate at Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands (“Merger Sub”); and

(2)

Gridsum Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 21, 2014, with its registered office situated at the offices of International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106 (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)

Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated [•], 2020 made by and among Gridsum Corporation, Merger Sub and Company, a copy of which is attached as Appendix I to this Plan of Merger, and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Gridsum Holding Inc..

REGISTERED OFFICE

3.

The Surviving Company shall have its registered office at the offices of [International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106].

AUTHORISED AND ISSUED SHARE CAPITAL

4.

Immediately prior to the Effective Time (as defined below), the authorized share capital of Merger Sub was US$[50,000] divided into [50,000] ordinary shares of US$1.00 par value per share, of which one ordinary share have been issued, fully paid and outstanding.

5.

Immediately prior to the Effective Time, the authorized share capital of the Company was US$200,000 divided into (i) 20,000,000 Class A ordinary shares of $0.001 par value per share, of which [•] Class A ordinary shares have been issued, fully paid and outstanding; and (ii) 180,000,000 Class B ordinary shares of $0.001 par value per share, of which [•] Class B ordinary shares have been issued, fully paid and outstanding.

6.	The authorized share capital of the Surviving Company shall be $[•] divided into [•] ordinary shares of $[•] par value per share.

7.	At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)

Each Class A ordinary share, par value $0.001 per share, and each Class B ordinary share, par value $0.001 per share, of the Company other than any Excluded Shares (as defined in the Agreement) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)	Excluded Shares (other than Dissenting Shares) shall be cancelled for no consideration.

(c)

Dissenting Shares shall be cancelled in exchange for the payment of the fair value resulting from the procedure in section 238 of the Companies Law unless any holder of Dissenting Shares withdraws or loses their rights to dissent from the Merger under section 238 of the Companies Law in which event such holder shall receive the Per Share Merger Consideration.

(d)	Each share of Merger Sub shall be converted into and continue as an ordinary share of the Surviving Company.

8.	At the Effective Time, the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)

in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)

generally be entitled to enjoy all of the rights attaching to ordinary shares; in each case as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	The Merger shall take effect at [•] (the “Effective Time”).

PROPERTY

10.

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]
[•]	[•]
[•]	[•]

SECURED CREDITORS

14.	(a)Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Sub pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and Merger Sub pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of
GRIDSUM GROWTH INC.

Guosheng Qi
Director

For and on behalf of
GRIDSUM HOLDING INC.

[Name]
Director

Appendix I

Appendix II